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UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

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                                      )
In re                                 )        Chapter 11
                                      )
Petroleum Geo-Services ASA,           )        Case No. 03-         (    )
                                      )
                         Debtor.      )
                                      )
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                             PLAN OF REORGANIZATION
                         FOR PETROLEUM GEO-SERVICES ASA
                         ------------------------------


Matthew A. Feldman, Esq.
Paul V. Shalhoub, Esq.
Robin Spigel, Esq.
WILLKIE FARR & GALLAGHER
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

Attorneys for Debtor and Debtor In Possession

Dated:    New York, New York
          July 29, 2003


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     SECTION 1. DEFINITIONS AND INTERPRETATION

     A. DEFINITIONS.

     1.1 The following terms shall have the respective meanings set forth below (such meanings to be equally applicable to both the singular and plural):

     1.2 ADMINISTRATIVE EXPENSE CLAIM means any right to payment constituting a cost or expense of administration of the Reorganization Case allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code (other than a Fee Claim), including, without limitation, any actual and necessary costs and expenses of preserving the Estate, any actual and necessary costs and expenses of operating one or more of the Debtor's businesses, any indebtedness or obligations incurred or assumed by the Debtor during the Reorganization Case, and any fees or charges assessed against the Estate under section 1930 of chapter 123 of title 28 of the United States Code.

     1.3 ADSs means American Depository Shares representing Existing Ordinary Shares of the Debtor deposited with, and evidenced by American Depositary Receipts issued by, Citibank N.A.

     1.4 ALLOWED CLAIM or Allowed [_____] Claim (with respect to a specific type of Claim, if specified) means (a) any Claim or portion thereof against the Debtor as to which no action to dispute, deny, equitably subordinate or otherwise limit recovery with respect thereto has been interposed within the applicable period of limitation fixed by applicable non-bankruptcy law, except to the extent the Debtor or Reorganized PGS, as the case may be, objects to the enforcement of such Claim or, if an action to dispute, deny, equitably subordinate or otherwise limit recovery with respect thereto has been interposed, to the extent such Claim has been allowed (whether in whole or in part) by a Final Order of a court of competent jurisdiction with respect to the subject matter, or (b) any Claim or portion thereof that is allowed (i) in any contract, instrument, indenture or other agreement entered into in connection with the Plan, (ii) pursuant to the terms of the Plan, (iii) by Final Order of the Bankruptcy Court, or (iv) with respect to Administrative Expense Claims only
(a) was incurred by the Debtor in the ordinary course of business during the Reorganization Case to the extent due and owing without defense, offset, recoupment or counterclaim of any kind and (b) is not otherwise disputed.

     1.5 ALLOWED EXISTING ORDINARY SHARE means an Existing Ordinary Share (exclusive of any shares held in treasury) in the Debtor that is registered as of the applicable Distribution Record Date in such stock register as may be maintained by or on behalf of the Debtor, including Existing Ordinary Shares represented by ADSs.

     1.6 ALLOWED RIGHTS HOLDER means any holder (including each Equity Investor) of more than 23 Allowed Existing Ordinary Shares as of the Effective Date.

     1.7 AMENDED ARTICLES OF ASSOCIATION means the Amended Articles of Association of Reorganized PGS, which shall be substantially in the form contained in the Plan Supplement.

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     1.8 ASSETS means all of the right, title and interest of the Debtor in and to property of whatever type or nature (real, personal, mixed, tangible or intangible).

     1.9 ATLANTIS means Atlantis Holding Norway AS, a former subsidiary of the Debtor.

     1.10 ATLANTIS SALE PROCEEDS means the net proceeds of the sale of Atlantis if received after the earlier of (i) the Effective Date or (ii) October 31, 2003.

     1.11 BANK means any holder of a Bank Claim.

     1.12 BANK CLAIMS means the Unsecured Claims of (i) the lenders under the $430 Million Revolving Credit Facility Agreement, dated as of September 4, 1998 (as amended, supplemented or modified) among PGS, Chase Manhattan plc, as arranger and JP Morgan Europe Limited, as agent, and the financial institutions listed therein (the "REVOLVING CREDIT FACILITY"), and (ii) the lenders under the $250 Million Bridge Amended and Restated Credit Agreement Facility, dated as of March 14, 2002 (as amended, supplemented or modified) among PGS, Barclays Capital, Dresdner Kleinwort Wassersein Limited, HSBC Investment Bank PLC and Scotiabank Europe PLC, as mandated lead arrangers, and The Bank of Nova Scotia, as agent, and the financial institutions listed therein (the "BRIDGE FACILITY").

     1.13 BANK FACILITIES means the (i) Revolving Credit Facility and (ii) Bridge Facility.

     1.14 BANKRUPTCY CODE means title 11 of the United States Code, as amended from time to time, as applicable to the Reorganization Case.

     1.15 BANKRUPTCY COURT means the United States Bankruptcy Court for the Southern District of New York, or any other court exercising competent jurisdiction over the Reorganization Case or any proceeding therein.

     1.16 BANKRUPTCY RULES means the Federal Rules of Bankruptcy Procedure, as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, as amended from time to time, applicable to the Reorganization Case, and any Local Rules of the Bankruptcy Court.

     1.17 BONDHOLDER means any holder of any of the Existing Notes.

     1.18 BONDHOLDER CLAIMS means the Unsecured Claims (other than Existing Securities Law Claims) arising under the Existing Notes and related Existing Notes Indentures.

     1.19 BRIDGE FACILITY has the meaning set forth in Section 1.12 hereof.

     1.20 BUSINESS DAY means any day other than a Saturday, Sunday, or a "legal holiday," as defined in Bankruptcy Rule 9006(a).

     1.21 CASH means cash and cash equivalents.

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     1.22 CAUSES OF ACTION means any and all actions, causes of action, suits, accounts, controversies, agreements, promises, rights to legal remedies, rights to equitable remedies, rights to payment, and Claims, whether known or unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured and whether asserted or assertable directly or derivatively, in law, equity or otherwise.

     1.23 CLAIM means "claim" as defined in section 101(5) of the Bankruptcy
Code.

     1.24 CLASS means any class of Claims or Equity Interests classified by this Plan as belonging to a single particular class pursuant to section 1123(a)(1) of the Bankruptcy Code.

     1.25 CLASS 5 DISTRIBUTION means 5% of the New PGS Ordinary Shares, provided that there shall be no Class 5 Distribution in the event that the holders of Class 5 Allowed Claims vote to reject the Plan.

     1.26 CLASS 7 DISTRIBUTION means 4% of the New PGS Ordinary Shares, provided that there shall be no Class 7 Distribution in the event that the holders of Class 7 Existing Ordinary Shares vote to reject the Plan, or, having voted in favor of the Plan, fail to authorize the necessary corporate action at one or more shareholder meetings to consummate the terms of this Plan.

     1.27 COMMENCEMENT DATE means July 29, 2003.

     1.28 CONFIRMATION DATE means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket.

     1.29 CONFIRMATION HEARING means the hearing to be held by the Bankruptcy Court regarding confirmation of this Plan, as such hearing may be adjourned or continued from time to time.

     1.30 CONFIRMATION ORDER means the order of the Bankruptcy Court confirming this Plan pursuant to section 1129 of the Bankruptcy Code.

     1.31 CREDITORS' COMMITTEE means the statutory committee of unsecured creditors, if any, appointed in the Reorganization Case in accordance with section 1102 of the Bankruptcy Code, as the same may be reconstituted from time to time.

     1.32 DEBTOR means Petroleum Geo-Services ASA, a public limited liability company established under the laws of the Kingdom of Norway, prior to the Effective Date.

     1.33 DISALLOWED CLAIM means any Claim against, or interest in, the Debtor, or any portion thereof, which has been disallowed by a Final Order of the Bankruptcy Court.

     1.34 DISBURSING AGENT means any entity designated as such by Reorganized PGS, including Reorganized PGS, the Existing Notes Indentures Trustee, the Existing Junior

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Subordinated Debentures Indenture Trustee, the Rights Agent and the Equity
Agent, each in its capacity as a disbursing agent.

     1.35 DISCLOSURE STATEMENT means the disclosure statement that relates to this Plan, as such disclosure statement may be amended, modified, or supplemented (including all exhibits and schedules annexed thereto or referred to therein).

     1.36 DISCLOSURE STATEMENT HEARING means the hearing held by the Bankruptcy Court to consider approval of the Disclosure Statement as containing adequate information as required by section 1125 of the Bankruptcy Code, as the same may be adjourned or continued from time to time.

     1.37 DISPUTED CLAIM means any Claim that is not an Allowed Claim as of the relevant date.

     1.38 DISTRIBUTION RECORD DATE means (a) in respect of Allowed Existing Ordinary Shares, the Effective Date, (b) in respect of Allowed Bank Claims and Allowed Bondholder Claims, the Voting Deadline, or (c) such other date as shall be established by the Bankruptcy Court in the Confirmation Order.

     1.39 DTC means The Depository Trust Company.

     1.40 EFFECTIVE DATE means such date, no sooner than eleven (11) calendar days after the Confirmation Date (or, if such date is not a Business Day, the next succeeding Business Day), that (a) all conditions to the Effective Date set forth in Section 9.2 of this Plan have been satisfied or waived, and (b) in the event that the Rights Offering, and the issuance of the Rights and Rights Offering Shares, is exempt under section 1145 of the Bankruptcy Code, that the Rights Offering has been completed; provided, that, for the avoidance of doubt, that it shall not be a condition precedent to the occurrence of the Effective Date that the Rights Offering, and the issuance of the Rights and the Rights Offering Shares, is exempt under section 1145 of the Bankruptcy Code.

     1.41 EQUITY AGENT means such entity as may be appointed by the Debtor or Reorganized PGS, as applicable.

     1.42 EQUITY INTEREST means the interest of any holder of an equity security in the Debtor, whether or not represented by any issued and outstanding Existing Ordinary Shares, shares of common or preferred stock or other instrument evidencing a present ownership interest in the Debtor, whether or not transferable, or any option, warrant, or right, contractual or otherwise, to acquire any such interest, including Existing Ordinary Shares, and Other Existing Equity Interests.

     1.43 EQUITY INVESTORS means, collectively, Umoe Invest AS, Compagnie Generale de Geophysique and TS Industri Invest AS.

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     1.44 EQUITY INVESTOR AMOUNT means, with respect to an individual Equity
Investor, immediately available funds in an amount equal to the product of such Equity Investor's Total Commitment Percentage multiplied by $21.25 million.

     1.45 ESTATE means the estate created in the Reorganization Case pursuant to section 541 of the Bankruptcy Code.

     1.46 EXERCISE INSTRUCTIONS has the meaning set forth in Section 5.13.

     1.47 EXERCISE NOTICE has the meaning set forth in Section 5.13.

     1.48 EXCESS CASH means any Cash, based on the Debtor's unaudited consolidated balance sheet, of the Reorganized Company in excess of $50 million (the "MINIMUM CASH THRESHOLD"), to be calculated by the Debtor in a manner consistent with the second sentence of this Section 1.48, as of the earlier of October 31, 2003 and the end of the month prior to the month in which the Effective Date occurs, less the Trapped Cash, if any; provided, however, that if the Effective Date has not occurred on or before October 31, 2003, then the amount of Excess Cash calculated in accordance with the foregoing shall be increased by an additional $6 million (the "EXCESS CASH INCREASE") for each complete calendar month (if any) after October 31, 2003 until the Effective Date occurs (for the avoidance of doubt, no pro rata payment shall be paid in respect of any partial month); provided, further, however, that the Excess Cash Increase shall not be made to the extent that it would result in the Minimum Cash Threshold being less than $50 million as of the end of the month prior to the month in which the Effective Date occurs. The calculation of Excess Cash shall
(i) be subject to adjustment in respect of any abnormal contingencies (excluding exceptional tax liabilities payable within six months of the Effective Date),
(ii) be made after (a) taking into consideration the payment of all Fee Claims and the other reasonable fees and expenses of parties required pursuant to
Section 2.2 of the Plan and (b) the establishment of the Reserve Account, and
(iii) provided the Debtor has procured an exit letter of credit facility in an amount not less than $40 million, which the Debtor shall use commercially reasonable efforts to obtain, include any Cash held as collateral for bid/performance bonds released on the Effective Date, or as soon thereafter as is reasonably practicable, as a result of the issuance of new letters of credit under the exit facility.

     1.49 EXCESS CASH ADDITIONAL RECOVERY means such amount or amounts, if any, equal to (a) the amounts released from the Reserve Account for inclusion herein and other than such amounts that are to be applied against abnormal contingencies in accordance with Section 1.108 hereof, plus (b) the amount determined in accordance with the Excess Cash Adjustment.

     1.50 EXCESS CASH ADJUSTMENT means, following completion of the audit of the Debtor's financial year 2003 figures, and after review by PricewaterhouseCoopers or such other entity agreed to by the Debtor and the Creditors' Committee, an increase to the amount of Excess Cash determined in accordance with Section 1.48 in an amount equal to the excess, if any, that otherwise would have been payable had Excess Cash been calculated based on the pro rata amount of the actual total receipts for financial year 2003 (for example, assuming the calculation of Excess Cash was based on the unaudited consolidated balance sheet of PGS as of October 31, 2003, the Excess Cash Adjustment shall be calculated based on the excess, if any, of 10/12 of PGS's total receipts for the financial year 2003 over PGS's total receipts through October 31,

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2003); provided, however, that there shall be no Excess Cash Adjustment if the amount of the adjustment is less than or equal to $10 million.

     1.51 EXCESS RIGHTS NOTICE has the meaning set forth in Section 5.13.

     1.52 EXCESS RIGHTS OFFERING SHARES means those Rights Offering Shares not purchased by Allowed Rights Holders.

     1.53 EXCHANGE ACT means the Securities Exchange Act of 1934, as amended.

     1.54 EXISTING INDENTURES means, collectively, the Existing Notes Indentures and the Existing Junior Subordinated Debentures Indenture.

     1.55 EXISTING INDENTURE TRUSTEES means, collectively, the Existing Notes Indentures Trustee and the Existing Junior Subordinated Debentures Indenture Trustee.

     1.56 EXISTING JUNIOR DEBENTUREHOLDER means any holder of any Existing Junior Subordinated Debentures or PGS Trust Preferred Securities.

     1.57 EXISTING JUNIOR SUBORDINATED DEBENTURES INDENTURE means the Indenture dated as of June 22, 1999 (as amended, modified or supplemented), between PGS, as issuer, and Manufacturers and Traders Trust Company (successor by merger to Allfirst Trust Company National Association), as successor trustee, relating to the Existing Junior Subordinated Debentures.

     1.58 EXISTING JUNIOR SUBORDINATED DEBENTURES means the Existing Junior Subordinated Debentures due 2039, currently owned by and held of record in the name of the Existing Junior Subordinated Debentures Indenture Trustee, for the benefit of the holders of the PGS Trust Preferred Securities.

     1.59 EXISTING JUNIOR SUBORDINATED DEBENTURES CLAIM means a Claim (other than Existing Securities Law Claims) arising from or related to the Existing Junior Subordinated Debentures and PGS Trust Preferred Securities Claims.

     1.60 EXISTING JUNIOR SUBORDINATED DEBENTURES INDENTURE TRUSTEE means Manufacturers and Traders Trust Company (successor by merger to Allfirst Trust Company National Association), solely in its capacity as trustee under the Existing Junior Subordinated Debentures Indenture.

     1.61 EXISTING NOTES means, collectively, the Existing Senior Notes due 2003, the Existing Senior Notes due 2007, the Existing Senior Notes due 2008, the Existing Senior Notes due 2028 and the Existing Senior Notes due 2029.

     1.62 EXISTING NOTES INDENTURES means (i) the Indenture dated as of April 1, 1998 (as amended, modified or supplemented), between PGS, as issuer, and Law Debenture Trust Company of New York, as successor trustee, relating to the Existing Notes, excluding the Existing Senior Notes due 2007, and (ii) the Indenture dated as of March 21, 1997 (as amended,


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modified or supplemented), between PGS, as issuer, and Law Debenture Trust
Company of New York, as successor trustee, relating to the Existing Senior Notes due 2007.

     1.63 EXISTING NOTES INDENTURES TRUSTEE means Law Debenture Trust Company of New York, solely in its capacity as trustee under those certain Indentures (i) dated as of April 1, 1998 (as amended, modified or supplemented) with respect to the Existing Notes, excluding the Existing Senior Notes due 2007, and (ii) dated as of March 21, 1997 (as amended, modified or supplemented) with respect to the Existing Senior Notes due 2007.

     1.64 EXISTING ORDINARY SHARES means existing ordinary shares (exclusive of any shares held in treasury) of the Debtor.

     1.65 EXISTING SECURITIES LAW CLAIM means, to the extent required or permitted by ss. 510(b) of the Bankruptcy Code to be subordinated to the Bondholder Claims and the Existing Junior Subordinated Debenture Claims, a Claim arising from or relating to any issuance, purchase or sale of the Existing Notes, the Existing Junior Subordinated Debentures or the PGS Trust Preferred Securities, or any rescission thereof or any right of reimbursement or contribution with respect thereto or otherwise arising from or relating to the Existing Notes, the Existing Junior Subordinated Debentures, or the PGS Trust Preferred Securities or any instrument, agreement, breach of contract, breach of legal duty, tort, wrongful conduct, act, omission or event in any respect or in any manner arising therefrom or related thereto.

     1.66 EXISTING SENIOR NOTES DUE 2003 means the 61/4% Existing Senior Notes due November 19, 2003 issued by PGS.

     1.67 EXISTING SENIOR NOTES DUE 2007 means the 71/2% Existing Senior Notes due March 31, 2007 issued by PGS.

     1.68 EXISTING SENIOR EXISTING NOTES DUES 2008 means the 6 ?% Existing Senior Notes due March 30, 2008 issued by PGS.

     1.69 EXISTING SENIOR NOTES DUE 2028 means the 7 1/8% Existing Senior Notes due March 30, 2028 issued by PGS.

     1.70 EXISTING SENIOR NOTES DUE 2029 means the 8.15% Existing Senior Notes due July 15, 2029 issued by PGS.

     1.71 EXTRAORDINARY GENERAL MEETING means that certain extraordinary general meeting of shareholders of the Debtor to be convened to consider, among other things, approval of this Plan and certain of the transactions contemplated by this Plan.

     1.72 FEE CLAIM means a Claim by a Professional Person for compensation, indemnification or reimbursement of expenses pursuant to sections 327, 328, 330, 331, 503(b) or 1103(a) of the Bankruptcy Code in connection with the Reorganization Case.

     1.73 FINAL ORDER means an order, ruling or judgment that: (a) is in full force and effect; (b) is not stayed; and (c) is no longer subject to review, reversal, modification or

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amendment, by appeal or writ of certiorari; provided, however, that the possibility that a motion under Rule 50 or 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Federal Rules of Civil Procedure or Bankruptcy Rules, may be filed relating to such order or judgment shall not cause such order or judgment not to be a Final Order.

     1.74 GENERAL UNSECURED CLAIM means any Unsecured Claim against the Debtor, other than a (a) Priority Non-Tax Claim, (b) Bank Claim, (c) Bondholder Claim,
(d) Existing Junior Subordinated Debentures Claim, (e) Existing Securities Law Claim or (f) any Claims on account of any guaranty or similar obligation of the Debtor relating to the foregoing types of Claims identified in Section 1.74 (a) through (d). A General Unsecured Claim includes deficiency claims (except as otherwise ordered by the Bankruptcy Court) and Claims (except as set forth in the preceding sentence) based on or arising out of acts, conduct or events occurring prior to the Commencement Date whether or not a lawsuit based on the incident or occurrence was filed prior to the Commencement Date.

     1.75 ISSUED TERM LOAN shall have the meaning given in Section 1.87 hereof.

     1.76 LETTER OF ACKNOWLEDGMENT has the meaning set forth in Section 6.6, which letter of acknowledgment shall be substantially in the form contained in the Plan Supplement.

     1.77 LETTER OF TRANSMITTAL has the meaning set forth in Section 6.4(b).

     1.78 NEW PGS ORDINARY SHARES means the 20,000,000 ordinary shares of Reorganized PGS, to be authorized and issued under the Amended Articles of Association, in connection with the implementation of the Plan.

     1.79 NEW SENIOR A NOTES means the unsecured promissory notes issued by Reorganized PGS under the New Senior Notes Indenture equal to $350 million in aggregate principal amount (subject to adjustment as set forth in Section 1.87 hereof), substantially in the form contained in the Plan Supplement.

     1.80 NEW SENIOR B NOTES means the unsecured promissory notes issued by Reorganized PGS under the New Senior Notes Indenture equal to $250 million in aggregate principal amount (subject to adjustment as set forth in Section 1.87 hereof), substantially in the form contained in the Plan Supplement.

     1.81 NEW SENIOR NOTES INDENTURE means that certain Indenture, including the New Senior A Notes, and the New Senior B Notes, and First Supplemental Indenture executed by Reorganized PGS as issuer and Law Debenture Trust Company of New York or such other entity acceptable to Reorganized PGS, as trustee, pursuant to which the New Senior A Notes and New Senior B Notes will be issued, which Indenture shall be dated as of the Effective Date and substantially in the form contained in the Plan Supplement.

     1.82 NEW TERM LOAN means the unsecured loan to be issued pursuant to the New Term Loan Agreement.

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     1.83 NEW TERM LOAN AGREEMENT means that certain term loan agreement providing for a term loan equal to $475 million in aggregate principal amount (subject to adjustment as set forth in Section 1.87 hereof) to be entered into by Reorganized PGS and certain holders of the Bank Claims and Bondholder Claims on the Effective Date, which term loan agreement shall be substantially in the form contained in the Plan Supplement.

     1.84 OFFERED SHARES means the Rights Offering Shares and/or the Reserved Rights Offering Shares, as the context requires.

     1.85 OFFER PERIOD means a period to be determined, not to exceed twenty-one
(21) calendar days (provided that such period shall not be less than the minimum required by applicable law), subject to any extensions, as necessary, during which the Rights Offering Shares are offered to the Allowed Rights Holders, such offer being made pursuant to the Rights Offering Procedures and any applicable securities laws.

     1.86 OTHER EXISTING EQUITY INTERESTS means any Equity Interests in the Debtor, other than Existing Ordinary Shares.

     1.87 OVERSUBSCRIPTION ADJUSTMENT means: (a) in the event that the aggregate face amount of Allowed Bank Claims and Allowed Bondholder Claims electing or deemed to have elected to participate in the Package B Distribution exceeds $1.46 billion, then (i) the face amount of the term loan under the New Term Loan Agreement shall be decreased to an amount equal to the aggregate face amount of the Allowed Bank Claim and Allowed Bondholder Claims electing to participate in the Package A Distribution multiplied by 475/680 (the "ISSUED TERM LOAN") and
(ii) the face amount of the New Senior A Notes to be included in the Package B Distribution shall be increased to an amount equal to (x) $350 million, plus (y) the difference between $475 million minus the face amount of the Issued Term Loan, multiplied by 400/475; and (b) in the event that the aggregate face amount of Allowed Bank Claims and Allowed Bondholder Claims electing to participate in the Package A Distribution exceeds $680 million, then (i) the face amount of both the New Senior A Notes and the New Senior B Notes shall be decreased to an amount equal to the aggregate face amount of Allowed Bank Claims and Allowed Bondholder Claims electing or deemed to participate in the Package B Distribution multiplied by 350/1,460 and 250/1,460 for the New Senior A Notes and the New Senior B Notes, respectively, and (ii) the face amount of the term loan under the New Term Loan Agreement shall be increased by an amount equal to
(x) the combined reduction in the face amount of the New Senior A Notes and the New Senior B Notes in accordance with clause (b)(i) of this Section 1.87, multiplied by (y) 475/400. A chart with illustrative examples of the effect of the Oversubscription Adjustment is annexed to the Disclosure Statement as Exhibit D.

     1.88 PACKAGE A DISTRIBUTION shall consist of (i) the New Term Loan, as adjusted in accordance with the Oversubscription Adjustment, and (ii) an amount (if any) equal to (a) 90% of the Atlantis Sale Proceeds multiplied by (b) a fraction, with the numerator equal to the aggregate face amount of Allowed Bank Claims and Allowed Bondholder Claims electing to participate in the Package A Distribution and the denominator equal to $2.14 billion.

     1.89 PACKAGE B DEBT OBLIGATION shall consist of an $85 million debt obligation of Reorganized PGS evidenced by this Plan when consummated in favor of the holders of

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Allowed Bank Claims and Allowed Bondholder Claims entitled to receive the
Package B Distribution, payable in Cash, or Offered Shares to the extent not purchased in the Rights Offering (calculated based on the Rights Exercise Price for each Offered Share), without setoff, interest or penalty, on the earlier to occur of the Rights Offering Distribution Date, or March 31, 2004 (as applicable, the "PAYMENT DATE"), as set forth below. The Disbursing Agent for the Package B Distribution shall distribute any Cash or Offered Shares received in respect of the Rights Offering, as soon as reasonably practicable, to those holders of Class 4 Allowed Claims (i) that have elected or were deemed to have elected to receive the Package B Distribution, and (ii) whose New PGS Ordinary Shares became Offered Shares in accordance with the terms of the Plan; provided, that, if any outstanding balance is not paid in full, in Cash, on the Payment Date, Reorganized PGS shall immediately issue all outstanding Offered Shares not subscribed to and paid for by the Allowed Rights Holders or the Equity Investors, to the Disbursing Agent for the Package B Distribution for distribution to those holders of Class 4 Allowed Claims (i) that have elected or were deemed to have elected to receive the Package B Distribution, and (ii) whose New PGS Ordinary Shares became Offered Shares in accordance with the terms of the Plan. Any such issuance on the Payment Date of the remaining Offered Shares shall be in full satisfaction of the balance of the Package B Debt Obligation, but shall be without prejudice to the rights and remedies of the holders of the Package B Distribution under the Underwriting Agreement with respect to the Equity Investors.

     1.90 PACKAGE B DISTRIBUTION shall consist of (a) the New Senior A Notes and the New Senior B Notes, each as adjusted in accordance with the Oversubscription Adjustment, (b) 100% of the New PGS Ordinary Shares, as such percentage may be reduced (i) by the Class 5 Distribution (if any), (ii) by the Class 7 Distribution (if any), (iii) as a result of the Rights Offering in accordance with Section 5.11 hereof, (iv) as a result of the acquisition by the Equity Investors of the Reserved Rights Offering Shares, and (c) the Package B Debt Obligation which provides for (x) up to $85 million in Cash, (y) the Rights Offering Shares or (z) a prorated combination of (x) and (y).

     1.91 PERSON means any individual, corporation, partnership, association, indenture trustee, limited liability company, organization, joint stock company, joint venture, estate, trust, governmental unit or any political subdivision thereof, the Creditors' Committee, interest holders, or any other entity.

     1.92 PGS means Petroleum Geo-Services ASA, a public limited liability company established under the laws of the Kingdom of Norway.

     1.93 PGS SUBSIDIARY CLAIM means any Unsecured Claim held by a PGS Subsidiary against the Debtor in respect of an intercompany loan, advance, transfer or other obligation.

     1.94 PGS TRUST PREFERRED SECURITIES means the 9 ?% trust preferred securities issued by PGS Trust I, a statutory business trust established under Chapter 38 of Title 12 of the Delaware Code and all of the common interests in which are owned by an indirect U.S. subsidiary of the Debtor, on or about June 22, 1999, guaranteed on a subordinated basis (subject to certain limitations) by PGS.

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     1.95 PGS TRUST PREFERRED SECURITIES CLAIMS means a Claim arising from or related to the PGS Trust Preferred Securities and converted into Existing Junior Subordinated Debentures as a result of PGS filing the Reorganization Case, excluding, for avoidance of doubt, the common interests in PGS Trust I which are owned by an indirect U.S. subsidiary of the Debtor.

     1.96 PLAN means this chapter 11 plan of reorganization, including, without limitation, the exhibits and schedules hereto, as the same may be amended or modified from time to time in accordance with the provisions of the Bankruptcy Code and the terms hereof.

     1.97 PLAN DOCUMENTS means the documents, other than this Plan, to be executed, delivered, assumed, and/or performed in conjunction with the consummation of this Plan on the Effective Date, including, without limitation, the Amended Articles of Association, the Letter of Acknowledgment, the New Senior Notes Indenture, the New Term Loan Agreement, the Plan Support Agreement and the Underwriting Agreement.

     1.98 PLAN SECURITIES means, collectively, the New Senior A Notes, the New Senior B Notes, the New PGS Ordinary Shares and the Rights.

     1.99 PLAN SUPPLEMENT means the supplemental appendix to this Plan, to be filed contemporaneously with the Plan and Disclosure Statement, which will contain draft forms or signed copies, as the case may be, of the Plan Documents.

     1.100 PLAN SUPPORT AGREEMENT means that certain agreement entered into as of June 18, 2003 among PGS, certain banks, bondholders and critical shareholders, substantially in the form contained in the Plan Supplement. 1.101 PRIORITY NON-TAX CLAIM means any Claim against the Debtor, other than an Administrative Expense Claim and a Priority Tax Claim, entitled to priority in payment as specified in section 507(a) of the Bankruptcy Code.

     1.102 PRIORITY TAX CLAIM means any Claim of a governmental unit against the Debtor of the kind entitled to priority in payment under section 507(a)(8) of the Bankruptcy Code.

     1.103 PROFESSIONAL PERSON(S) means all Persons retained by order of the Bankruptcy Court in connection with the Reorganization Case, pursuant to sections 327, 328, 330 or 1103 of the Bankruptcy Code, excluding ordinary course professionals retained pursuant to order of the Bankruptcy Court.

     1.104 PRO RATA SHARE means, with reference to any distribution on account of any Allowed Claim or Allowed Existing Ordinary Share in any Class, a distribution equal in amount to the ratio (expressed as a percentage) that the amount of such Allowed Claim or Allowed Existing Ordinary Share bears to the aggregate amount of all Allowed Claims or Allowed Existing Ordinary Shares in respect of the particular distribution.

     1.105 REORGANIZATION CASE means the case under chapter 11 of the Bankruptcy Code commenced by the Debtor on the Commencement Date in the Bankruptcy Court and styled In re Petroleum Geo-Services ASA.

     1.106 REORGANIZED COMPANY means Reorganized PGS and each of its non-debtor subsidiaries on and after the Effective Date.

     1.107 REORGANIZED PGS means Petroleum Geo-Services ASA on and after the Effective Date.

     1.108 RESERVE ACCOUNT means that certain segregated account to be established by the Debtor or Reorganized PGS in the amount of $30 million, the balance of which may be applied by Reorganized PGS against abnormal contingencies, including exceptional tax liabilities; provided, that to the extent that any amount remains in the Reserve Account six (6) months after the Effective Date, such amount shall be deemed and treated under this Plan as Excess Cash Additional Recovery, unless upon a vote of a simple majority of the board of directors (the "BOARD OF DIRECTORS") of Reorganized PGS it is determined that it is appropriate for any such balance to remain in the Reserve Account to be applied against future abnormal contingencies, including tax liabilities, with the Board of Directors thereafter reviewing this determination no less than quarterly and determining whether any funds remaining in the Reserve Account should remain there for future contingencies or may be released to be treated as Excess Cash Additional Recovery.

     1.109 RESERVED RIGHTS OFFERING SHARES means 25% of the Rights Offering Shares to be acquired by the Equity Investors pursuant to the terms hereof and pursuant to the terms of the Underwriting Agreement.

     1.110 REVOLVING CREDIT FACILITY has the meaning set forth in Section 1.12 hereof.

     1.111 RIGHTS means the non-transferable rights to acquire Rights Offering Shares for a purchase price of $14.17 per Rights Offering Share in accordance with Section 5.11 of the Plan.

     1.112 RIGHTS AGENT means such entity or entities appointed by the Debtor or Reorganized PGS, as applicable, that shall distribute the Rights Offering Shares in accordance with the Plan.

     1.113 RIGHTS EXERCISE PRICE means a purchase price of $14.17 per Rights Offering Share.

     1.114 RIGHTS OFFERING means the offer to the Allowed Rights Holders to acquire pursuant to the Rights Offering Procedures and the Plan, a number of Rights Offering Shares equal to such holder's Pro Rata Share of the Rights Offering Shares (excluding the Reserved Rights Offering Shares).

     1.115 RIGHTS OFFERING DEADLINE means by 4:00 p.m. New York time, on the date indicated in the Exercise Notice.

     1.116 RIGHTS OFFERING DISTRIBUTION DATE means a day no later than ten (10) Business Days following the Rights Offering Deadline.

     1.117 RIGHTS OFFERING PROCEDURES has the meaning set forth in Section 5.13(c).

     1.118 RIGHTS OFFERING SHARES means 6,000,000 of the New PGS Ordinary Shares, equaling 30% of the share capital of Reorganized PGS.

     1.119 SEC means the Securities and Exchange Commission.

     1.120 SECURED CLAIM means a Claim that is (a) secured by a valid, perfected and enforceable lien on property in which the Estate has an interest and that is not subject to avoidance under applicable bankruptcy or non-bankruptcy law, to the extent of the value of the Claim holder's interest in the Estate's interest in such property as of the Confirmation Date, or (b) subject to setoff under section 553 of the Bankruptcy Code, or to the extent of the amount subject to setoff, each as determined pursuant to sections 506(a) and 1111(b) of the Bankruptcy Code.

     1.121 SECURITIES ACT means the Securities Act of 1933, as amended.

     1.122 SUBSIDIARY means any corporation, association or other business entity of which at least the majority of the securities or other ownership interest is owned or controlled by PGS and/or one or more subsidiaries of PGS.

     1.123 TOTAL COMMITMENT PERCENTAGE means (a) with respect to Umoe Invest AS, 70.59%, (b) with respect to Compagnie Generale de Geophysique, 25.88%, (c) with respect to TS Industri Invest AS, 3.53%, or (d) such other percentages as the Equity Investors may agree pursuant to the terms of the Underwriting Agreement.

     1.124 TRAPPED CASH means any Cash for purposes of calculating Excess Cash under the Plan that cannot be distributed to the holders of Allowed Bank Claims and/or Allowed Bondholder Claims because such Cash cannot be distributed or transferred by, or through, a Subsidiary to the Debtor (or Reorganized PGS, if applicable) for such distribution without breaching a financial assistance prohibition or other legal restriction applicable to the Debtor (or Reorganized PGS, if applicable) or any such Subsidiary (or the directors thereof).

     1.125 UNDERWRITING AGREEMENT means that certain agreement, among PGS and the Equity Investors, for the benefit of those holders of Allowed Bank Claims and Allowed Bondholder Claims who elected or were deemed to have elected to participate in the Package B Distribution, substantially in the form contained in the Plan Supplement.

     1.126 UNSECURED CLAIM means a Claim against the Debtor other than a Secured Claim, an Administrative Expense Claim, a Fee Claim, a Priority Non-Tax Claim, or a Priority Tax Claim.

     1.127 VPS means Verdipapirsentralen, the Norwegian central securities registry.

     1.128 VOTING PROCEDURES ORDER means that certain order of the Bankruptcy Court establishing procedures for voting on the Plan, and establishing other procedures and notice requirements related to confirmation of the Plan.

     1.129 VOTING DEADLINE means (i) with respect to Claims entitled to vote on the Plan, the deadline for voting to accept or reject the Plan as set forth in the Voting Procedures Order; and (ii) with respect to Equity Interests entitled to vote on the Plan, the date of the Extraordinary General Meeting.

     1.130 VOTING SECURITIES means the Existing Notes, the Existing Junior Subordinated Debentures, and the Existing Ordinary Shares.

     B. INTERPRETATION; APPLICATION OF DEFINITIONS AND RULES OF CONSTRUCTION.

     Unless otherwise specified, all section or exhibit references in this Plan are to the respective section in, or exhibit to, this Plan. The words "herein," "hereof," "hereto," "hereunder," and other words of similar import refer to this Plan as a whole and not to any particular section, subsection, or clause contained therein. Any capitalized term used herein that is not defined herein shall have the meaning assigned to that term in the Bankruptcy Code. The rules of construction contained in section 102 of the Bankruptcy Code shall apply to this Plan. Any reference in this Plan to a contract instrument means (a) any reference in this Plan to a contract, instrument, release, indenture, or other agreement or documents being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, and (b) any reference in this Plan to an existing document or exhibit filed or to be filed means such document or exhibit as it may have been or may be amended, modified, or supplemented. The headings in this Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof. To the extent there is an inconsistency between any of the provisions of this Plan and any of the provisions contained in the Plan Documents to be entered into as of the Effective Date, the Plan Documents shall control.

     SECTION 2. ADMINISTRATIVE EXPENSE CLAIMS, FEE CLAIMS AND PRIORITY TAX
CLAIMS

     All Claims and Equity Interests, except Administrative Expense Claims, Fee Claims and Priority Tax Claims, are placed in the Classes set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims of the Debtor, as described below, have not been classified. A Claim or Equity Interest is placed in a particular Class only to the extent that the Claim or Equity Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Equity Interest falls within the description of such other Classes.

     2.1 ADMINISTRATIVE EXPENSE CLAIMS.

     Except to the extent that a holder of an Allowed Administrative Expense Claim agrees to a different treatment, Reorganized PGS shall pay to each holder of an Allowed Administrative Expense Claim Cash in an amount equal to such Claim on the later of the

Effective Date and the first Business Day after the date that is 30 calendar days after the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon thereafter as is reasonably practicable or on such other terms as may exist in the ordinary course of the Debtor's business; provided, however, that Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtor, as a debtor in possession, or liabilities arising under loans or advances to or other obligations incurred by the Debtor, as a debtor in possession, whether or not incurred in the ordinary course of business, shall be paid by Reorganized PGS in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any orders or agreements governing, instruments evidencing, or other documents relating to, such transactions.

     All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid or provided for by the Debtor on or before the Effective Date.

     2.2 FEE CLAIMS.

     All Professional Persons seeking allowance by the Bankruptcy Court of a Fee Claim (a) shall file their respective final applications for allowance of compensation for services rendered and reimbursement of expenses incurred by a date that is no later than the date that is sixty (60) calendar days after the Effective Date and (b) shall be paid in full in such amounts as are approved by the Bankruptcy Court (a) upon the later of (i) the Effective Date and (ii) ten
(10) calendar days after the date upon which the order relating to the allowance of any such Fee Claim is entered or (b) upon such other terms as may be mutually agreed upon between the holder of such Fee Claim and Reorganized PGS. On the Effective Date, to the extent known, Reorganized PGS shall reserve and hold in a segregated account an amount equal to all accrued but unpaid Fee Claims as of the Effective Date, which Cash shall be used until all Allowed Fee Claims have been paid in full, solely for the payment of Allowed Fee Claims. Objections to Fee Claims, if any, must be filed and served pursuant to the procedures set forth in the Confirmation Order no later than seventy-five (75) days after the Effective Date; provided, however, that, pursuant to section 3.h. of the Plan Support Agreement, on the Effective Date, or as soon thereafter as is reasonably practicable, without application to the Bankruptcy Court, PGS shall pay all reasonable post-petition fees and expenses incurred during the Reorganization Case of those parties as required in accordance with the Plan Support Agreement.

     2.3 PRIORITY TAX CLAIMS.

     Except to the extent that a holder of an Allowed Priority Tax Claim agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall receive, in full and complete settlement, satisfaction and discharge of its Allowed Priority Tax Claim, Cash in an amount equal to such Allowed Priority Tax Claim on, or as soon thereafter as is reasonably practicable, the later of the Effective Date and the first Business Day after the date that is 30 calendar days after the date such Priority Tax Claim becomes an Allowed Priority Tax Claim; provided that, all Allowed Priority Tax Claims that are not due and payable on or before the Effective Date shall be paid in the ordinary course of business as such obligations become due.

     SECTION 3. CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

     The following table designates the Classes of Claims against and Equity Interests in the Debtor, and specifies which Classes are (a) impaired or unimpaired by this Plan, (b) entitled to vote to accept or reject this Plan in accordance with section 1126 of the Bankruptcy Code, and (c) deemed to accept or reject this Plan.


----------------- ---------------------------------------------------- --------------- ---------------------------
Class             Designation                                          Impairment      Entitled to Vote
----------------- ---------------------------------------------------- --------------- ---------------------------
Class 1           Secured Claims                                       Unimpaired      No (deemed to accept)
----------------- ---------------------------------------------------- --------------- ---------------------------
Class 2           Priority Non-Tax Claims                              Unimpaired      No (deemed to accept)
----------------- ---------------------------------------------------- --------------- ---------------------------
Class 3           General Unsecured Claims                             Unimpaired      No (deemed to accept)
----------------- ---------------------------------------------------- --------------- ---------------------------
Class 4           Bondholder Claims and Bank Claims                    Impaired        Yes
----------------- ---------------------------------------------------- --------------- ---------------------------
Class 5           Existing Junior Subordinated Debentures Claims       Impaired        Yes
----------------- ---------------------------------------------------- --------------- ---------------------------
Class 6           Existing Securities Law Claims                       Impaired        No (deemed to reject)
----------------- ---------------------------------------------------- --------------- ---------------------------
Class 7           Existing Ordinary Shares                             Impaired        Yes
----------------- ---------------------------------------------------- --------------- ---------------------------
Class 8           Other Existing Equity Interests                      Impaired        No (deemed to reject)
----------------- ---------------------------------------------------- --------------- ---------------------------


     SECTION 4. TREATMENT OF CLAIMS AND EQUITY INTERESTS

     4.1 SECURED CLAIMS (CLASS 1).

         (a) Treatment: Except to the extent that a holder of an Allowed Secured Claim agrees to a different treatment, on, or as soon thereafter as is reasonably practicable, the later of the Effective Date and the first Business Day after the date that is 30 calendar days after the date a Secured Claim becomes an Allowed Claim, the holder of such Allowed Secured Claim shall receive such treatment that either (a) leaves unaltered the legal, equitable, or contractual rights to which the holder of such Allowed Secured Claim is entitled or (b) leaves such Allowed Secured Claims unimpaired pursuant to section 1124(2) of the Bankruptcy Code.

         (b) Voting: In accordance with section 1126(f) of the Bankruptcy Code, the holders of Allowed Secured Claims are conclusively presumed to accept this Plan and the votes of such holders will not be solicited with respect to such Allowed Secured Claims.

         (c) Deficiency Claims: To the extent that the value of the collateral securing each Secured Claim is less than the amount of such Secured Claim, the undersecured portion of such Claim shall be treated for all purposes under this Plan as an Allowed Unsecured Claim and shall be classified as a General Unsecured Claim.

     4.2 PRIORITY NON-TAX CLAIMS (CLASS 2).

        (a) Treatment: Except to the extent that a holder of an Allowed
Priority Non-Tax Claim agrees to a different treatment, on, or as soon thereafter as reasonably practicable, the later of (i) the Effective Date and
(ii) the first Business Day after the date that is 30 calendar days after the date (a) such Priority Non-Tax Claim becomes an Allowed Claim or (b) for payment provided by any agreement or understanding between the parties, the holder of such Allowed Priority Non-Tax Claim shall receive Cash in an amount equal to such Claim.

        (b) Voting: In accordance with section 1126(f) of the Bankruptcy Code, the holders of Allowed Priority Non-Tax Claims are conclusively presumed to accept this Plan and the votes of such holders will not be solicited with respect to such Allowed Priority Non-Tax Claims.

     4.3 GENERAL UNSECURED CLAIMS (CLASS 3).

        (a) Treatment: Except to the extent that a holder of an Allowed
General Unsecured Claim agrees to a different treatment, on, or as soon thereafter as is reasonably practicable, the later of the Effective Date and the first Business Day after the date that is 30 calendar days after the date a General Unsecured Claim becomes an Allowed Claim, the holder of such Allowed General Unsecured Claim shall receive such treatment that (a) leaves unaltered the legal, equitable, or contractual rights to which the holder of such Allowed General Unsecured Claim is entitled or (b) leaves such Allowed General Unsecured Claim unimpaired pursuant to section 1124(2) of the Bankruptcy Code.

        (b) Voting: In accordance with section 1126(f) of the Bankruptcy Code, the holders of Allowed General Unsecured Claims are conclusively presumed to accept this Plan and the votes of such holders will not be solicited with respect to such Allowed General Unsecured Claims.

     4.4 BONDHOLDER CLAIMS AND BANK CLAIMS (CLASS 4).

        (a) Allowance:

            (i) Bank Claims. On the Effective Date, the Bank Claims shall be deemed Allowed Claims in the aggregate amount of $680 million, representing (a) an aggregate allowed amount of $430 million in respect of the Bank Claims identified in Section 1.12(i) hereof and (b) an aggregate allowed amount of $250 million in respect of the Bank Claims identified in Section 1.12(ii) hereof.

            (ii) Bondholder Claims. On the Effective Date, the Bondholder Claims shall be deemed Allowed Claims in the aggregate amount of $1,460 million, representing (a) an aggregate allowed amount of $250 million in respect of the Existing Senior Notes due 2003, (b) an aggregate allowed amount of $360 million in respect of the Existing Senior Notes due 2007, (c) an aggregate allowed amount of $200 million in respect of the Existing Senior Notes due 2008, (d) an aggregate allowed amount of $450 million in respect of the Existing Senior Notes due 2028, and (e) an aggregate allowed amount of $200 million in respect of the Existing Senior Notes due 2029.

        (b) Treatment: On the Effective Date, or as soon thereafter as reasonably practicable, each holder of an Allowed Bank Claim and each holder of an Allowed Bondholder Claim shall receive, subject to the terms of this Plan and in full satisfaction, settlement, release, and discharge of, and in exchange for, such Claim, its Pro Rata Share of (i) at its option, the Package A Distribution and/or the Package B Distribution, (ii) the Excess Cash, and (iii) the Excess Cash Additional Recovery. Holders of Allowed Bank Claims and Allowed Bondholder Claims may freely elect to allocate such Allowed Claims between the Package A

Distribution, the Package B Distribution or a combination of both of the foregoing. Such election shall be made on its ballot in respect of voting on the Plan in accordance with the Voting Procedures Order. In the event the holder of an Allowed Bank Claim votes to reject the Plan or does not timely submit a ballot and properly make such an election in accordance with the Voting Procedures Order, it shall be deemed to have elected to participate in the Package B Distribution in respect of its Allowed Bank Claim and also shall be deemed to have elected for all of its Pro Rata Share of the New PGS Ordinary Shares to become Rights Offering Shares (or Reserved Rights Offering Shares) as set forth in Section 4.4(c) below. In the event the holder of an Allowed Bondholder Claim votes to reject the Plan or does not timely submit a ballot and properly make such an election in accordance with the Voting Procedures Order, it shall be deemed to have elected to participate in the Package B Distribution in respect of its Allowed Bondholder Claim and also shall be deemed to have elected for all of its Pro Rata Share of the New PGS Ordinary Shares to become Rights Offering Shares (or Reserved Rights Offering Shares) as set forth in
Section 4.4(c) below.

        (c) Designation of New PGS Ordinary Shares as Offered Shares: To the extent the holder of an Allowed Bank Claim or Allowed Bondholder Claim elects to participate in the Package B Distribution, such holder also shall be entitled to designate whether it desires for all or any portion of its Pro Rata Share of the New PGS Ordinary Shares to become Offered Shares. Any such election must be made in a timely submitted ballot in accordance with the Voting Procedures Order. To the extent such holder of an Allowed Bondholder Claim or Allowed Bank Claim elects to participate in the Package B Distribution and fails to designate whether it desires for all or any portion of its Pro Rata Share of the New PGS Ordinary Shares to become Offered Shares, such holder shall be deemed to have elected for all of its Pro Rata Share of the New PGS Ordinary Shares to become Offered Shares. In addition, any holder of an Allowed Bondholder Claim or Allowed Bank Claim that rejects the Plan and therefore is deemed to have elected to participate in the Package B Distribution pursuant to Section 4.4 above, also shall be deemed to have elected for all of its Pro Rata Share of the New PGS Ordinary Shares to become Offered Shares. In the event that the aggregate number of New PGS Ordinary Shares designated as Offered Shares resulting from all such elections or deemed elections (a) is less than thirty percent of the total number of New PGS Ordinary Shares issued and outstanding (prior to dilution) as of the Effective Date, then the remaining Offered Shares shall be taken from and reduce the remaining New PGS Ordinary Shares contained in the Package B Distribution on a pro rata basis (resulting in a pro rata reduction of New PGS Ordinary Shares available to non-electing holders and holders that did not elect to designate all of their New PGS Ordinary Shares as Offered Shares (in terms of making shares available in the Rights Offering or for acquisition by the Equity Investors pursuant to the Underwriting Agreement, as the case may be) of Allowed Claims that elected to participate in the Package B Distribution), or (b) is greater than thirty percent of the total number of New PGS Ordinary Shares issued and outstanding (prior to dilution) as of the Effective Date, then the amount of shares in excess of 30% shall not be designated as Offered Shares with the excess being allocated on a pro rata basis among those holders of Allowed Claims making the election or deemed to have made the election based upon the number of shares designated or deemed designated by such holders, and shall remain New PGS Ordinary Shares for inclusion in the Package B Distribution for such holders. Following the election or deemed election of New PGS Ordinary Shares as Offered Shares, the Debtor or

Reorganized PGS, as applicable, in its sole discretion, shall determine the allocation of Offered Shares as between Rights Offering Shares and/or Reserved Rights Offering Shares.

        (d) Waiver and Re-distribution: Notwithstanding the provisions of
Section 4.4(b) hereof, the acceptance of the Plan by Class 4 shall constitute a waiver of the rights of the holders of Allowed Bank Claims and/or Allowed Bondholder Claims electing or deemed to have elected to participate in the Package B Distribution to receive, in respect of such Claims only, their Pro Rata Share of (i) the Class 5 Distribution, but only if Class 5 votes to accept the Plan, and the Class 7 Distribution, but only if Class 7 votes to accept the Plan; and (ii) the Rights Offering Shares and any Reserved Rights Offering Shares purchased by an Allowed Rights Holder or an Equity Investor, but only if Class 7 votes to accept the Plan. On the Effective Date, or as soon thereafter as is reasonably practicable, Reorganized PGS or its agent shall distribute the Class 5 Distribution (if any), the Class 7 Distribution (if any), the Rights Offering Shares (if any) and the Reserved Rights Offering Shares (if any) in accordance with Section 6 hereof. Notwithstanding the foregoing or anything herein to the contrary, to the extent the Rights Offering Shares are not fully subscribed by Allowed Rights Holders and there is a default by the Equity Investors under the terms of the Underwriting Agreement, any remaining unsubscribed or unpurchased Offered Shares, to the extent such Offered Shares are not purchased pursuant to the terms of the Underwriting Agreement on or before the Rights Offering Distribution Date, shall be distributed on a pro rata basis to those holders of Class 4 Allowed Claims (i) that have elected or were deemed to have elected to receive the Package B Distribution, and (ii) whose New PGS Ordinary Shares became Offered Shares in accordance with the terms of the Plan, in full satisfaction of the Package B Debt Obligation, but shall be without prejudice to the rights and remedies of the holders of the Package B Distribution under the Underwriting Agreement with respect to the Equity Investors.

        (e) Voting: The holders of the Allowed Bank Claims and Allowed Bondholder Claims are impaired, are entitled to vote to accept or reject this Plan and the votes of such holders will be solicited with respect to such Allowed Bank Claims and Allowed Bondholder Claims.

     4.5 EXISTING JUNIOR SUBORDINATED DEBENTURES CLAIMS (CLASS 5).

        (a) Allowance: On the Effective Date, the Existing Junior Subordinated Debentures Claims shall be deemed Allowed Claims in the aggregate amount of $143,750,000.

        (b) Treatment: Each holder of an Allowed Existing Junior Subordinated Debentures Claim shall receive, subject to the terms of this Plan and in full satisfaction, settlement, release and discharge of, and in exchange for, such Allowed Existing Junior Subordinated Debentures Claim its Pro Rata Share of the Class 5 Distribution. Notwithstanding the foregoing, if Class 5 votes to reject the Plan, then holders of Allowed Existing Junior Subordinated Debentures Claims shall not receive any distributions under the Plan.

        (c) Voting: The holders of Allowed Existing Junior Subordinated Debentures Claims are impaired, are entitled to vote to accept or reject the Plan and the votes of such holders will be solicited with respect to such Allowed Existing Junior Subordinated Debentures Claims.

     4.6 EXISTING SECURITIES LAW CLAIMS (CLASS 6).

        (a) Treatment: Holders of Existing Securities Law Claims shall not receive or retain any distribution under this Plan on account of such Existing Securities Law Claims.

        (b) Voting: In accordance with section 1126(g) of the Bankruptcy Code, the holders of Existing Securities Law Claims are conclusively presumed to reject this Plan and the votes of such holders will not be solicited with respect to such Existing Securities Law Claims.

     4.7 EXISTING ORDINARY SHARES (CLASS 7).

        (a) Treatment: On the Effective Date, or as soon thereafter as reasonably practicable, each holder of an Allowed Existing Ordinary Share shall be entitled to receive, subject to the terms of this Plan and in full satisfaction, settlement, release and discharge of, and in exchange for, such Allowed Existing Ordinary Share (a) its Pro Rata Share of the Class 7 Distribution and (b) its Pro Rata Share of the Rights (exclusive of Rights relating to the Reserved Rights Offering Shares). Notwithstanding the foregoing, if Class 7 votes to reject the Plan, or, having voted in favor of the Plan, fails to authorize the necessary corporate action at one or more shareholder meetings to consummate the terms of this Plan, then holders of Allowed Existing Ordinary Shares shall not receive any distributions under the Plan and shall not be entitled to the Rights.

        (b) Voting: The holders of Existing Ordinary Shares are impaired, are entitled to vote to accept or reject the Plan and the votes of such holders will be solicited with respect to Existing Ordinary Shares as set forth in Section
5.4 of the Plan.

     4.8 OTHER EXISTING EQUITY INTERESTS (CLASS 8).

        (a) Treatment: Holders of Other Existing Equity Interests shall not receive or retain any distribution under this Plan on account of such Other Existing Equity Interests, and such Other Existing Equity Interests shall be cancelled. On the Effective Date, all such Other Existing Equity Interests shall be deemed extinguished and any certificates or other instruments representing such Other Existing Equity Interests shall be cancelled and of no force or effect.

        (b) Voting: In accordance with section 1126(g) of the Bankruptcy Code, the holders of Other Existing Equity Interests are conclusively presumed to reject this Plan and the votes of such holders will not be solicited with respect to such Other Existing Equity Interests.

     SECTION 5. MEANS FOR IMPLEMENTATION

     5.1 CONTINUED CORPORATE EXISTENCE AND VESTING OF ASSETS IN REORGANIZED PGS.

     After the Effective Date, the Debtor shall continue to exist as Reorganized PGS in accordance with the laws of the Kingdom of Norway and pursuant to the Amended Articles of Association. Except as otherwise provided in this Plan, on and after the Effective Date, all property of the Estate of the Debtor, including all claims, rights and causes of action and any property acquired by the Debtor or Reorganized PGS under or in connection with this Plan, shall vest in Reorganized PGS free and clear of all Claims, liens, charges, other encumbrances and Equity Interests. On and after the Effective Date, Reorganized PGS may operate its business and may use, acquire and dispose of property and compromise or settle any Claims without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules other than restrictions expressly imposed by this Plan or the Confirmation Order. Without limiting the foregoing, Reorganized PGS may pay the charges that it incurs on or after the Effective Date for Professional Persons' fees, disbursements, expenses or related support services without application to the Bankruptcy Court.

     5.2 PLAN DOCUMENTS.

     On the Effective Date, Reorganized PGS shall be authorized to enter into, file, execute and/or deliver each of the Plan Documents (including the Amended Articles of Association) and any other agreement or instrument issued in connection with any Plan Document without the necessity of any further corporate, board or shareholder action.

     5.3 WAIVER OF SUBORDINATION.

     Except as expressly provided herein, the distributions under this Plan take into account the relative priority of the Claims in each Class in connection with any contractual subordination provisions relating thereto. Accordingly, the distributions, to the holders of Allowed Existing Junior Subordinated Debentures Claims and Allowed Existing Ordinary Shares shall not be subject to levy, garnishment, attachment, or other legal process by any holder of indebtedness senior to such claims and equity interests, by reason of claimed contractual subordination rights. On the Effective Date, all creditors shall be deemed to have waived any and all contractual subordination rights which they may have with respect to such distributions, and the Confirmation Order shall permanently enjoin, effective as of the Effective Date, all holders from enforcing or attempting to enforce any such rights with respect to such distribution under this Plan. All rights or Claims of holders of Bank Claims and Bondholder Claims relating in any manner whatsoever to claimed subordination rights, under any applicable Indenture or otherwise, shall be deemed satisfied by the distributions under, described in, contemplated by and/or implemented by this Plan. Notwithstanding the foregoing or any other provision contained in the Plan, nothing in the Plan shall be construed as to (a) provide that the holders of Allowed Bank Claims and Allowed Bondholder Claims have received payment in full on account of such Allowed Bank Claims and Allowed Bondholder Claims, respectively ; or (b) provide that the holders of Allowed Bank Claims and Allowed Bondholder Claims have waived their subordination rights under the Existing Junior Subordinated Debentures if Class 5 does not vote to accept the Plan; or (c) prevent the Debtor or Reorganized PGS from relying upon the subordination provisions contained in the Existing Junior Subordinated Debentures Indenture to defend against any claim by Existing Junior Subordinated Debentureholders in proceedings before the courts of any foreign jurisdiction (including by the Debtor or Reorganized PGS asserting that the Existing Junior Subordinated Debentureholders are not entitled to receive any payment on account of principal, premium or interest on or under the Existing Junior Subordinated Debentures as a result of the fact that the Bank Claims and Bondholder Claims (being Senior Debt as defined in the Existing Junior Subordinated Debentures Indenture) have not been, and will not be, paid in full).

     5.4 SHAREHOLDER VOTE.

     The holders of Existing Ordinary Shares shall be entitled to vote to accept or reject the Plan and to take other shareholder action on matters incident to the implementation and consummation of the Plan at the Extraordinary General Meeting. Such action shall include without limitation: (i) cancellation of the Existing Ordinary Shares, without any payment to the holders thereof, pursuant to ss. 12-1 (1) 1 of the Norwegian Public Limited Liability Companies Act, (ii) approving and authorizing the issuance of the New PGS Ordinary Shares to the holders of Allowed Bondholder Claims and Allowed Bank Claims who have elected or who are deemed to have elected to participate in the Package B Distribution, subject to (a) the Class 5 Distribution, if any, (b) the Class 7 Distribution, if any, and (c) the issuance of the Rights Offering Shares, including the Reserved Rights Offering Shares, (iii) approving amendments to the Articles of Association for PGS, reflecting the Amended Articles of Association, (iv) electing the Board of Directors, (v) instruction to the Board of Directors concerning approval of major transactions, and (vi) such other resolutions on part of the shareholders that may be necessary to implement the Plan. All such resolutions shall be made in accordance with Norwegian law and the Debtor's existing Articles of Association at the Extraordinary General Meeting.

     5.5 CANCELLATION OF EXISTING SECURITIES AND AGREEMENTS.

     Except for the purpose of evidencing a right to distributions under this Plan and as otherwise set forth herewith, on the Effective Date all agreements, instruments, and other documents evidencing the Bank Claims, Bondholder Claims, Existing Junior Subordinated Debentures Claims and Existing Ordinary Shares and, except as otherwise expressly provided in the Plan, rights of any other holder of a Claim or Equity Interest against or in the Debtor, shall be deemed cancelled, discharged and of no force or effect; provided, however, that all such agreements, instruments and other documents in respect of which the holder subscribes or is deemed to subscribe for New PGS Ordinary Shares shall be deemed converted (as opposed to cancelled) under Norwegian law. Notwithstanding (but without prejudice to) the foregoing, to the extent the contractual terms and provisions of the Bank Facilities are not cancelled or discharged pursuant to the Plan under applicable law governing the Bank Facilities, on and following the Effective Date, the Banks (i)(a) shall not be permitted to exercise any rights in any jurisdiction to demand repayment of the Bank Facilities (or enforce any such demand), (b) shall not be permitted to direct or vote to direct the agents under the Bank Facilities to exercise any such rights, (c) shall be required to direct the agents under the Bank Facilities not to permit the exercise of any such rights, and (d) shall be required to vote in consortium against any proposal to take any enforcement action; (ii) shall, if so required by Reorganized PGS, assign and transfer all of their rights under the Bank Facilities to Reorganized PGS (except for purposes of receiving distributions under the Plan on account of Allowed Bank Claims) and shall take any actions reasonably required by Reorganized PGS to give effect to such transfer under applicable law; (iii) if Reorganized PGS is advised that it is necessary to implement any arrangement under the laws of any foreign jurisdiction to give effect to the terms of this Plan, shall vote in favor of such arrangement and Reorganized PGS shall indemnify the Banks against any cost, loss or liability which they may incur as a result of so voting in favor of such an arrangement; (iv) by voting in favor of this Plan and/or electing to receive a distribution under this Plan, shall be deemed to have agreed (and voted) as a lender under each Bank Facility to which it is a party to amend each such Bank Facility such that clause 33 (Jurisdiction) in each Bank Facility shall be deleted in its entirety and replaced with the following: "33. Jurisdiction - The courts of the state of New York shall have exclusive jurisdiction to settle any disputes in connection with this Agreement" and shall be deemed to have authorized the agents under the Bank Facilities to which it is party to effect such amendment on its behalf if Reorganized PGS requires same; and (v) shall, with respect to any amount paid to them under any pro rata sharing clauses contained in the Bank Facilities, (a) promptly pay such amounts to Reorganized PGS for its own account and (b) pending payment to Reorganized PGS, hold such amounts in trust for Reorganized PGS.

     5.6 CANCELLATION OF EXISTING INDENTURES, PGS TRUST PREFERRED SECURITIES AND ELIMINATION OF CLASSES.

     (a) Except as provided in any contract, instrument or other agreement or document entered into or delivered by Reorganized PGS in connection with this Plan or as provided in this Plan, on the Effective Date, the Existing Indentures, the Existing Notes, the Existing Junior Subordinated Debentures, and the PGS Trust Preferred Securities or other instruments or documents evidencing or creating any indebtedness or obligations of the Debtor, and any other obligations in respect thereof, will be cancelled and of no further force and effect, and the Existing Indenture Trustees shall be released from all duties thereunder, without any further action on the part of the Debtor or Reorganized PGS; provided, however, that all such agreements, instruments and other documents in respect of which the holder subscribes or is deemed to subscribe for New PGS Ordinary Shares shall be deemed converted (as opposed to cancelled) under Norwegian law. Notwithstanding the foregoing, the applicable provisions of the Indentures shall continue in effect solely for the purposes of permitting the respective Existing Indenture Trustees to (i) make the distributions to be made to holders of Allowed Bondholder Claims and holders of Allowed Existing Junior Subordinated Debentures Claims as contemplated by Section 6 of this Plan; and (ii) maintain any rights and liens the Existing Indenture Trustees may have for any fees, costs, expenses, and indemnification under their respective Indentures or other agreements until all such fees, costs, and expenses are paid pursuant to Section 5.12 of this Plan; provided, however, that such rights and liens are limited to the distributions, if any, to the holders of Existing Notes and to the Existing Junior Debentureholders, respectively. The holders of or parties to such cancelled (or converted, as applicable) instruments, securities and other documentation will have no rights arising from or relating to such instruments, securities and other documentation or the cancellation (or conversion, as applicable) thereof, except the rights provided pursuant to this Plan. Except as provided pursuant to this Plan, the Existing Indenture Trustees and their agents, successors and assigns shall be discharged of all of their obligations associated with the Existing Notes and the Existing Junior Subordinated Debentures.

     (b) Any Class of Claims or Equity Interest that is not occupied as of the date of the commencement of the Confirmation Hearing by an Allowed Claim or an Allowed Existing Ordinary Share, or a Claim or an Equity Interest temporarily allowed under Rule 3018 of the Bankruptcy Rules, shall be deemed deleted from the Plan for all purposes.

     5.7 OFFICERS AND BOARD OF DIRECTORS.

        (a) On the Effective Date, the initial Board of Directors of
Reorganized PGS shall consist of those individuals identified in a filing with the Bankruptcy Court on or before the date of the Confirmation Hearing. Following the occurrence of the Effective Date, the initial Board of Directors shall be replaced by such individuals as are selected and elected by the holders of New PGS Ordinary Shares in accordance with the Amended Articles of Association and Norwegian law.

        (b) On the Effective Date, the officers of Reorganized PGS shall be those officers in office immediately prior to the Effective Date.

     5.8 CORPORATE ACTION.

     In addition to the approval of the shareholders of PGS set forth in Section 5.4, the following provisions shall apply:

        (a) Reorganized PGS shall pay all fees incurred pursuant to 28 U.S.C. ss. 1930(a)(6) until such time as a final decree is entered closing the Reorganization Case or the Reorganization Case is converted or dismissed, or the Bankruptcy Court orders otherwise. Reorganized PGS shall serve on the United States Trustee quarterly reports of the disbursements made until such time as a final decree is entered closing the Reorganization Case or the Reorganization Case is converted or dismissed, or the Bankruptcy Court orders otherwise.

        (b) On or immediately after the occurrence of the Effective Date, Reorganized PGS shall file the Amended Articles of Association or other appropriate organization documents with the applicable authority in accordance with Norwegian law. Such Amended Articles of Association shall prohibit the issuance of nonvoting equity securities, as and to the extent required by sections 1123(a) and (b) of the Bankruptcy Code, subject to further amendment as permitted by applicable law. After the Effective Date, Reorganized PGS may amend and restate its Articles of Association and other constituent documents as permitted under applicable Norwegian law.

        (c) The adoption of Amended Articles of Association, the selection of directors and officers for Reorganized PGS, and all other corporate action to be taken by or required of the Debtor or Reorganized PGS, as the case may be, without any requirement of further action by the security holders or directors of the Debtor or Reorganized PGS, as the case may be, shall be deemed to have occurred and be effective as provided herein and shall be authorized and approved in all respects, subject to the provisions contained herein. On the

Effective Date, the appropriate officers of Reorganized PGS and members of the Board of Directors of Reorganized PGS are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of Reorganized PGS.

     5.9 AUTHORIZATION OF PLAN SECURITIES.

     On the Effective Date, Reorganized PGS is authorized to issue the Plan Securities in accordance with the terms of this Plan, without the need for any further corporate or shareholder action, subject to the shareholder approval having been obtained as set forth in Section 5.4.

     5.10 GUARANTEES IN FAVOR OF SUBSIDIARIES.

     Except with respect to the Existing Junior Subordinated Debentures and the PGS Trust Preferred Securities, all Claims based upon guarantees of collection, payment or performance of any obligation of any direct or indirect Subsidiary of the Debtor, made by the Debtor, and all Claims against any such Subsidiary for which the Debtor is jointly or severally liable, in either case, shall remain unimpaired pursuant to section 1124 of the Bankruptcy Code by the Plan, all legal, equitable or contractual rights to which the holder of such Claim is entitled shall remain unaltered by the Plan, and, on the Effective Date, Reorganized PGS shall be deemed to have reaffirmed its obligations with respect to such unimpaired Claims.

     5.11 THE RIGHTS OFFERING.

        (a) Generally. In accordance with the Rights Offering Procedures set forth in Section 5.13 hereof, the Rights Offering will permit each Allowed Rights Holder to acquire its Pro Rata Share of the Rights Offering Shares (not including those Reserved Rights Offering Shares which the Equity Investors are obligated to purchase) pursuant to the terms set forth in this Plan. Collectively, the Rights, which will not be evidenced by certificates, shall consist of the right of each Allowed Rights Holder to acquire the Rights Offering Shares (not including those Reserved Rights Offering Shares which the Equity Investors are obligated to purchase) for an aggregate purchase price of $63.75 million in Cash (net of any fees). With respect to each Allowed Rights Holder, each Right shall represent the right to acquire one share of Rights Offering Shares for the Rights Exercise Price.

        (b) The Underwriting Agreement. In connection with the Rights
Offering, the Equity Investors shall underwrite the Rights Offering pursuant to the terms of the Underwriting Agreement and shall be obligated, notwithstanding anything contained herein to the contrary, subject to the terms of such Underwriting Agreement, (i) to purchase the Reserved Rights Offering Shares on the Effective Date, and (ii) to purchase the Excess Rights Offering Shares pursuant to Section 5.13.

     5.12 RIGHTS OF THE EXISTING INDENTURE TRUSTEES.

     The Existing Indenture Trustees shall be entitled to Administrative Expense Claims as provided for in, and subject to restrictions of, this section of the Plan, and Reorganized

PGS shall not have any obligations to any indenture trustee, including the Existing Indenture Trustees, any agent or servicer (or to any Disbursing Agent replacing such indenture trustee, agent or servicer) for any fees, costs or expenses except as expressly set forth in this Section 5.12. Within ten (10) days of the Confirmation Date, the Existing Indenture Trustees shall provide the Debtor with a statement of the Existing Indenture Trustees' actual fees and expenses (including the reasonable fees and expenses of counsel) through the Confirmation Date and projected expenses through the Effective Date. Upon the timely receipt of one or more invoices in accordance with the preceding sentence, the Reorganized Debtor shall on the Effective Date, pay the Existing Indenture Trustees' fees and expenses, in full, in Cash. Notwithstanding the foregoing, to the extent that the Reorganized Debtor disputes any portion of the Existing Indenture Trustee's fees and expenses, Reorganized PGS shall reserve and hold in a segregated account, on the Effective Date, an amount equal to such disputed amount and such dispute shall be consensually resolved by the parties or presented to the Bankruptcy Court for adjudication. On the Effective Date, subject to the payment of the non-disputed portion of the Existing Indentures Trustees' expenses and the establishment of the reserve set forth in the preceding sentence with respect to any disputed portion of the Existing Indenture Trustee's expenses, all liens of the Existing Indenture Trustees in any distributions shall be forever released and discharged. Once the Existing Indenture Trustees have completed performance of all of their duties set forth in the Plan or in connection with any distributions to be made under the Plan, if any, the Existing Indenture Trustees, and their successors and assigns, shall be relieved of all obligations as the Existing Indenture Trustees effective as of the Effective Date.

     5.13 SUBSCRIPTION/ISSUANCE/DELIVERY OF NEW PGS ORDINARY SHARES.

     The applicable Disbursing Agent shall be authorized to subscribe for New PGS Ordinary Shares on behalf of the holders of Allowed Bank Claims and Allowed Bondholder Claims who have elected, or pursuant to Section 4.4(b) are deemed to have elected, to receive the Package B Distribution, and to take such other action as may be necessary or appropriate for the exchange of such claims for New PGS Ordinary Shares. Such subscription shall be made on the Effective Date.

        (a) New PGS Ordinary Shares: On the Effective Date, or as soon thereafter as reasonably practicable, Reorganized PGS will issue and deliver to the Equity Agent for distribution in accordance with the terms of the Plan, the New PGS Ordinary Shares, excluding the Offered Shares. The New PGS Ordinary Shares, excluding the Offered Shares, will be held by the Equity Agent, in a segregated trust account or accounts, pending proration and distribution by the applicable Disbursing Agent in accordance with the terms of the Plan to the holders of Allowed Claims in Classes 4 and 5 and Allowed Existing Ordinary Shares in Class 7, as applicable.

        (b) Reserved Rights Offering Shares: On or prior to the Effective Date, each Equity Investor shall deposit with the Rights Agent in immediately available funds its Equity Investor Amount. On the Effective Date, or as soon thereafter as reasonably practicable, but subject to each Equity Investor's payment of its Equity Investor Amount to the Rights Agent on or prior to the Effective Date, Reorganized PGS will issue and deliver to each Equity Investor such number of Reserved Rights Offering Shares equal to each such Equity Investor's Total

Commitment Percentage multiplied by the total number of Reserved Rights Offering Shares. On the date of the issuance and delivery of the Reserved Rights Offering Shares to the Equity Investors, the Rights Agent will transfer the aggregate Equity Investor Amount to the applicable Disbursing Agent who shall distribute such Cash, pro rata and in accordance with the terms of the Plan, to those holders of Class 4 Allowed Claims (i) that elected or were deemed to elect to receive the Package B Distribution, and (ii) whose New PGS Ordinary Shares became Offered Shares in accordance with the terms of the Plan.

        (c) Rights Offering Shares: The Rights Offering Shares (excluding those Reserved Rights Offering Shares distributed in accordance with either (b) above or pursuant to the Underwriting Agreement), shall be offered to the Allowed Rights Holders pursuant to the following procedures (the "RIGHTS OFFERING PROCEDURES"):

           (i)  Notification of the Rights Offering:

               (A) Prior to the Effective Date (if the Rights Offering Shares are not required to be registered pursuant to applicable securities laws of the United States of America) or, as soon as reasonably practicable after the Effective Date (if the Rights Offering Shares are required to be registered pursuant to applicable securities laws of the United States of America), the Rights Agent, in cooperation with PGS or Reorganized PGS, as the case may be, shall distribute to each holder of an Existing Ordinary Share on or about the date of the notice of the Extraordinary General Meeting, a prospectus required by Norwegian securities laws which will include a form of exercise notice (the "EXERCISE NOTICE"), which shall include appropriate information and instructions (collectively, the "EXERCISE INSTRUCTIONS"), including (1) the maximum number of Rights Offering Shares such holder of Existing Ordinary Shares (assuming it is the Allowed Rights Holder in respect of such shares as of the Effective Date) is entitled to purchase, (2) the Rights Exercise Price payable for each such Rights Offering Share, (3) a return address of the Rights Agent to which such Exercise Notice is to be returned, (4) the Rights Offering Deadline, (5) a description of the type of identification and account details as the Rights Agent may reasonably require, and (6) wiring instructions and account information for the Rights Agent to which each Allowed Rights Holder shall send the requisite funds (such wiring instructions and account information shall include both an account in the United States of America and in Norway).

               (B) The Exercise Notice may, at the option of the Rights Agent, be sent via the mailing mechanisms available in VPS, or by regular mail. The Rights Agent shall ensure that holders of Allowed Existing Ordinary Shares through ADSs shall receive the Exercise Notice at substantially the same time as other holders of Existing Ordinary Shares receiving the Exercise Notice.

           (ii) Exercising the Right to Purchase:

               (A) In order for an exercise of Rights to be valid and effective, an Allowed Rights Holder must, before the Rights Offering Deadline:

                    (1) Deliver to the Rights Agent (at the address set forth in the Exercise Instructions) an original copy of a properly completed and duly executed

Exercise Notice (including such identification and account details as reasonably required by the Rights Agent and set forth in the Exercise Notice); and

                    (2) Deposit immediately available funds into the account of the Rights Agent specified in the Exercise Instructions an amount equal to the Rights Exercise Price multiplied by the number of Rights Offering Shares the Allowed Rights Holder has elected and is entitled to purchase (as set forth in the Exercise Notice).

               (B) The obligations created by the return of the countersigned Exercise Notice by an Allowed Rights Holder shall be unconditional and irrevocable.

               (C) If any Exercise Notice is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when executing the Exercise Notice and, unless waived by Rights Agent, submit proper evidence satisfactory to the Rights Agent of such person's authority to so act.

               (D) All determinations as to the proper completion, due execution, timeliness, eligibility, arising in connection with the submission of the Exercise Notice and other matters affecting the validity or effectiveness of any attempted exercise of any Rights shall be reasonably made by the Rights Agent whose determination shall be final and binding.

               (E) Deliveries required to be received by the Rights Agent in connection with an attempted exercise of Rights will not be deemed to have been so received or accepted until actual receipt thereof has occurred at the address of the Rights Agent set forth in the Exercise Notice and any defects or irregularities shall have been waived or cured within such time as the Rights Agent may determine in its reasonable discretion. Neither PGS nor the Rights Agent will have any obligation to give notice to any Allowed Rights Holder of any defect or irregularity relating to such holder's counter-signed Exercise Notice nor shall PGS or the Rights Agent incur any liability as a result of not giving any such notice.

               (F) On the Rights Offering Distribution Date, the Rights Agent will transfer the Cash received as payment for the Rights Offering Shares to the applicable Disbursing Agent who shall, no later than the close of business on the next subsequent Business Day, or as soon thereafter as reasonably practicable, distribute the following:

                    (1) the Rights Offering Shares acquired in connection with the Rights Offering (if any) to the Allowed Rights Holders that elected to participate in the Rights Offering and validly exercised their Rights; such shares to be distributed in accordance with the distribution provisions contained in Section 6 hereof; and

                    (2) the Cash received as payment for the Rights Offering Shares, on a pro rata basis, to those holders of Class 4 Allowed Claims (A) that elected or were deemed to elect to receive the Package B Distribution, and (B) whose New PGS Ordinary Shares became Rights Offering Shares in accordance with the terms of the Plan.

          (d) Excess Rights Offering Shares:

               (i) On the Rights Offering Deadline, or as soon thereafter as reasonably practicable, the Rights Agent shall send a notice (the "EXCESS RIGHTS NOTICE") to the Equity Investors specifying (1) the number of Excess Rights Offering Shares such Equity Investor is obligated to purchase pursuant to its obligation under the Underwriting Agreement (such number to be calculated by multiplying the total number of Excess Rights Offering Shares and the Total Commitment Percentage of each such Equity Investor), and (2) the aggregate price payable for such Excess Rights Offering Shares (such price to be calculated by multiplying the aggregate Rights Exercise Price for the total number of Excess Rights Offering Shares and the Total Commitment Percentage of each such Equity Investor).

               (ii) On or prior to the Rights Offering Distribution Date, each Equity Investor shall deposit with the Rights Agent in immediately available funds the price set forth in its Excess Rights Notice.

               (iii) On or prior to the Rights Offering Distribution Date, the Rights Agent will transfer the aggregate purchase price for the Excess Rights Offering Shares from the Equity Investors to the applicable Disbursing Agent who shall, not later than the close of business on the next subsequent Business Day, or as soon thereafter as reasonably practicable, distribute the following:

                         (1) the Excess Rights Offering Shares acquired by each
Equity Investor to each such Equity Investor; such shares to be distributed in accordance with the distribution provisions contained in Section 6 hereof; and

                         (2) the Cash from each Equity Investor received as
payment for the Excess Rights Offering Shares, on a pro rata basis, to those holders of Class 4 Allowed Claims (A) that elected or were deemed to elect to receive the Package B Distribution, and (B) whose New PGS Ordinary Shares became Rights Offering Shares in accordance with the terms of the Plan.

          (e) Default Notice. The Rights Agent shall send a notice to each of the Equity Investors, PGS, and the Disbursement Agent, and will cause such notice to be filed with the Bankruptcy Court, pursuant to the Underwriting Agreement in the event that any Equity Investor defaults on its obligations set forth herein or in the Underwriting Agreement.

                            SECTION 6. DISTRIBUTIONS

     6.1 DISTRIBUTION BY REORGANIZED PGS.

     The applicable Disbursing Agent shall make all distributions required under the Plan on account of the Existing Notes to the appropriate Existing Indenture Trustee for the applicable series of Existing Notes. The Existing Indenture Trustees shall deliver such distributions to the holders of Allowed Claims in accordance with the provisions of the Plan and the terms of the relevant Existing Indentures or other governing agreement. Reorganized PGS or its Disbursing Agent shall make all remaining distributions required under the Plan.

Notwithstanding the provisions of Section 5 above regarding the cancellation of the Existing Indentures, the Existing Indentures shall continue in effect to the extent necessary to allow the Existing Indenture Trustees to receive and make distributions pursuant to the Plan on account of the Existing Notes. The Existing Indenture Trustees providing services related to distributions to the holders of Allowed Bondholder Claims and to the holders of Allowed Existing Junior Subordinated Debenture Claims shall receive from Reorganized PGS reasonable compensation for such services and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services. These payments shall be made on terms agreed upon with Reorganized PGS, and shall not be deducted from distributions to be made pursuant to this Plan to holders of Allowed Claims.

     6.2 DISTRIBUTION RECORD DATE.

     Except as and to the extent otherwise required by customary procedures of DTC and VPS, as applicable, as of the close of business on the applicable Distribution Record Date, the various transfer and claims registers for each of the Classes of Claims or Equity Interests as maintained by the Debtor, its respective agents, or the Existing Indenture Trustees shall be deemed closed, and there shall be no further changes in the record holders of any of the Claims or Equity Interests. The Debtor shall have no obligation to recognize any transfer of the Claims or Equity Interests occurring after the close of business on the applicable Distribution Record Date. The Debtor and the Existing Indenture Trustees shall be entitled to recognize and deal for all purposes hereunder only with those record holders stated on the transfer ledgers as of the close of business on the applicable Distribution Record Date, to the extent applicable.

     Notwithstanding the foregoing or anything herein to the contrary, in connection with any distribution under this Plan to be effected through the facilities of DTC or VPS (coordinated by the Equity Agent), as applicable, (whether by means of book-entry exchange, free delivery, or otherwise), the Debtor will be entitled to recognize and deal for all purposes under the Plan with such holders to the extent consistent with the customary practices of DTC and VPS, as applicable, used in connection with such distribution.

     6.3 DISBURSING AGENT.

     All distributions under this Plan initially shall be made by Reorganized PGS or the applicable Disbursing Agent on and/or after the Effective Date as provided herein. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court and, in the event that the Disbursing Agent is so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be borne by Reorganized PGS.

     6.4 SURRENDER OF CANCELLED INSTRUMENTS OR SECURITIES; MANDATORY EXCHANGE OF EXISTING ORDINARY SHARES.

     As a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim evidenced by the instruments, securities or other documentation cancelled (or deemed converted under Norwegian law, as applicable) pursuant to this Plan, the holder of such Claim shall tender the applicable instruments, securities or other document evidencing such Claim to Reorganized PGS or the Disbursing Agent or its designee unless waived in writing by the Disbursing Agent or Reorganized PGS. Such surrender shall not be necessary in respect of the Existing Ordinary Shares, which will be cancelled as a matter of Norwegian law on or about the Effective Date. All surrendered Voting Securities that are certificated shall be marked as cancelled. Any Plan Securities and any Cash to be distributed pursuant to the Plan on account of any such Claim or Equity Interest shall, pending such surrender, be treated as an undeliverable distribution pursuant to Section 6.6.

     Existing Ordinary Shares that have been issued in VPS and credited to a VPS account of holders of Allowed Existing Ordinary Shares shall be mandatorily exchanged for the New PGS Ordinary Shares to be issued to the holders of Allowed Existing Ordinary Shares under the Plan.

     The procedures by which holders of Allowed Claims in Classes 4 and 5 surrender their Voting Securities, and exchange such securities for Cash and applicable Plan Securities shall be determined based upon the manner in which the Voting Securities were issued and the manner in which they are held, as set forth below.

          (a) VOTING SECURITIES HELD IN BOOK-ENTRY. Voting Securities held in book-entry form whether through bank and broker nominee accounts or directly in the name of the beneficial owner shall be mandatorily exchanged for Cash and the applicable Plan Securities, as the case may be, through the facilities of such nominees, if applicable, and the systems of the applicable securities depository or DTC and VPS, as applicable.

          (b) VOTING SECURITIES IN PHYSICAL, REGISTERED, CERTIFICATED FORM. Each holder of Voting Securities in physical, registered, certificated form will be required, promptly after the Effective Date, to deliver its physical certificates (the "TENDERED CERTIFICATES") to the Disbursing Agent, accompanied by a properly executed Letter of Transmittal, in form and substance reasonably satisfactory to Reorganized PGS, to be distributed by the Disbursing Agent promptly after the Effective Date and containing such representations and warranties as set forth therein.

               Any Cash or Plan Security to be distributed pursuant to this Plan on account of any Allowed Claim in Classes 4 or 5 represented by a Voting Security held in physical, registered, certificated form shall, pending such surrender, be treated as undeliverable pursuant to Section 6.6 of this Plan.

               Signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution (defined below), unless the Voting Securities tendered pursuant thereto are tendered for the account of an Eligible Institution. If signatures on a Letter of Transmittal are required to be guaranteed, such guarantees must be by a member firm of a registered national securities exchange in the United States, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or a correspondent in the United States (each of which is an "ELIGIBLE INSTITUTION"). If Voting Securities are registered in the name of a Person other than the Person signing the Letter of Transmittal, the Voting Securities, in order to be tendered validly, must be endorsed or accompanied by a properly completed power of authority, with signature guaranteed by an Eligible Institution.

               All questions as to the validity, form, eligibility (including time of receipt), and acceptance of Letters of Transmittal and Tendered Certificates will be resolved by the applicable Disbursing Agent, whose determination shall be final and binding, subject only to review by the Bankruptcy Court upon application with due notice to any affected parties in interest. The Debtor reserves the right, on behalf of itself and the applicable Disbursing Agent, to reject any and all Letters of Transmittal and Tendered Certificates not in proper form, or Letters of Transmittal and Tendered Certificates, the Disbursing Agent's acceptance of which would, in the opinion of the Disbursing Agent or its counsel, be unlawful.

          (c) VOTING SECURITIES IN BEARER FORM HELD THROUGH A BROKER OR BANK PARTICIPANT IN DTC. Voting Securities held in bearer form through a broker or bank participant in DTC, shall be mandatorily exchanged for Cash and/or the applicable Plan Securities, as the case may be, through the facilities of such nominees and the securities depository holding such Voting Securities on behalf of the broker or bank.

          (d) FAILURE TO SURRENDER CANCELLED INSTRUMENTS. Any holder of Voting Securities that are certificated that fails to surrender, or is deemed to have failed to surrender, such Voting Securities required to be tendered hereunder within one year after the Effective Date shall have its Claim or Equity Interest for a distribution pursuant to the Plan on account of such Voting Security discharged and shall be forever barred from asserting any such Claim against the Reorganized Debtor or its property. In such cases, any distribution on account of such Claim or Equity Interest shall be disposed of pursuant to the provisions set forth below in Section 6.6.

     6.5 LOST, STOLEN, MUTILATED OR DESTROYED DEBT SECURITIES.

     In addition to any requirements under the Existing Indentures, or any related agreement, any holder of a Claim or Equity Interest, to the extent applicable, evidenced by an Existing Note or Existing Junior Subordinated Debenture that has been lost, stolen, mutilated or destroyed shall, in lieu of surrendering such Existing Note or Existing Junior Subordinated Debentures, deliver to Reorganized PGS: (i) evidence reasonably satisfactory to Reorganized PGS or the Disbursing Agent of the loss, theft, mutilation or destruction; and
(ii) such security or indemnity as may be required by Reorganized PGS or the Disbursing Agent to hold Reorganized PGS and the Disbursing Agent harmless from any damages, liabilities or costs incurred in treating such individual as a holder of an Allowed Claim. Upon compliance with this Section 6 by a holder of a Claim evidenced by an Existing Note or Existing Junior Subordinated Debenture, such holder shall, for all purposes under the Plan, be deemed to have surrendered such note, debenture, bond, share or security. Any holder that fails to (i) surrender an instrument or (ii) provide evidence of loss, theft, mutilation or destruction of such instrument satisfactory to Reorganized PGS or the Disbursing Agent and execute and deliver security or indemnity reasonably satisfactory to Reorganized PGS or the Disbursing Agent before the one year anniversary of the Effective Date shall be deemed to have forfeited all rights and Claims and may not participate in any distribution under the Plan in respect of such rights and Claims. Any distribution so forfeited shall become the sole and exclusive property of Reorganized PGS.

     6.6 DELIVERY OF DISTRIBUTION.

     On or immediately after the Effective Date, Reorganized PGS or the appropriate Disbursing Agent shall issue and authenticate, as applicable, the applicable Plan Securities, and shall in respect of such Plan Securities either
(i) apply to DTC to make such Plan Securities eligible for deposit at DTC or
(ii) with respect to the New PGS Ordinary Shares, cause such Plan Securities to be registered in VPS. With respect to the holders of Voting Securities who hold such Voting Securities through nominee accounts at bank and broker participants in DTC or in nominee VPS accounts, as applicable, the appropriate Disbursing Agent shall deliver the Cash and/or Plan Securities, as applicable, to DTC or the registered address specified by DTC, or the relevant nominee for distribution.

     The Disbursing Agent will request that DTC and VPS, as applicable, effect a mandatory exchange of the applicable Voting Securities for Cash and/or the applicable Plan Securities by crediting the accounts of the DTC participants and VPS accountholders, as the case may be, with Cash and/or the applicable Plan Securities in exchange for the applicable Voting Securities. On the Effective Date of such exchange, each DTC participant and any VPS nominee holder, as applicable, will effect a similar exchange for accounts of the beneficial owners holding Voting Securities through such firms. Neither the Reorganized Company nor the Disbursing Agent shall have any responsibility or liability in connection with DTC's, VPS's or such participants, effecting or failing to effect, such exchanges.

     Holders of Voting Securities holding such Voting Securities outside DTC and VPS, as applicable, will be required to surrender their Voting Securities by delivering them to the Disbursing Agent, along with properly executed Letters of Transmittal (as described above in Section 6.4(b)). The Disbursing Agent shall forward the applicable Plan Securities on account of such applicable Voting Securities to such holders.

     Reorganized PGS, or the applicable Disbursing Agent, shall have the right to require any holder of an Allowed Bank Claim or an Allowed Bondholder Claim that elected or was deemed to have elected to participate in the Package B Distribution and that voted to reject the Plan or did not vote on the Plan, to confirm in writing (in a manner reasonably acceptable to Reorganized PGS) that it acknowledges and accepts the subscription of the New PGS Ordinary Shares (including the Rights Offering Shares).

     Notwithstanding the terms set forth in the Plan and to the extent necessary under applicable non-U.S. law, any holder of an Allowed Bank Claim that is deemed to have elected to participate in the Package B Distribution and that rejected or did not vote on the Plan shall, prior to receiving any distribution in accordance with Plan, confirm in a written letter of acknowledgement and release (the "LETTER OF ACKNOWLEDGEMENT") acceptable in form and substance to Reorganized PGS that (i) it acknowledges and accepts the subscription by the relevant Disbursing Agent, on its behalf, of the New PGS Ordinary Shares (including the Rights Offering Shares); (ii) it acknowledges, agrees and consents to the cancellation of its Claim and underlying security; and (iii) it agrees to the release and injunction provisions contained in Sections 10.7, 10.8 and 10.9 of the Plan. No distributions will be made to such holder unless and until Reorganized PGS or the applicable Disbursing Agent, as the case may be, is in receipt of the Letter of Acknowledgment.

     Subject to Bankruptcy Rule 9010, unless otherwise provided herein, all distributions to any holder of an Allowed Claim shall be made at the address of such holder on the books and records of the Debtor or its agents, unless the Debtor has been notified in writing of a change of name or address. In the event that any distribution to any holder is returned as undeliverable, no distribution to such holder shall be made unless and until the appropriate Disbursing Agent has been notified of the then current address of such holder, at which time or as soon as reasonably practicable thereafter such distribution shall be made to such holder without interest, provided, such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of the later of one year from (a) the Effective Date and (b) the date such holder's Claim is Allowed. After such date, all unclaimed property or interests in property shall revert to Reorganized PGS, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred. Reorganized PGS and the Disbursing Agent shall have no obligation to attempt to locate any holder of an Allowed Claim other than by reviewing its books and records (including any proofs of claim filed against the Debtor).

     6.7 DATE OF DISTRIBUTIONS.

     Unless otherwise provided herein, any distributions and deliveries to be made hereunder shall be made on the Effective Date or as soon thereafter as is practicable, provided that the Debtor may utilize periodic distribution dates to the extent appropriate (including, without limitation, in connection with the distribution of the Excess Cash Additional Recovery, and that portion of the Atlantis Sale Proceeds included in the definition of Package A Distribution). In the event that any payment or act under this Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on or as soon as reasonably practicable after the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

     6.8 SATISFACTION OF CLAIMS AND EQUITY INTERESTS.

     Unless otherwise provided herein, any distributions and deliveries to be made on account of Allowed Claims and Allowed Existing Ordinary Shares hereunder shall be in complete settlement, satisfaction and discharge of such Allowed Claims and Allowed Existing Ordinary Shares.

     6.9 MANNER OF PAYMENT UNDER PLAN.

     Except as specifically provided herein, at the option of the Debtor, any Cash payment to be made hereunder may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of DTC as and to the extent such Cash payment is made through the facilities of DTC.

     6.10 FRACTIONAL SHARES.

     No fractional shares of New PGS Ordinary Shares or Cash in lieu thereof shall be distributed. For purposes of distribution, fractional shares of New PGS Ordinary Shares shall be rounded down to the next whole number or zero, as applicable. Neither the Debtor, Reorganized PGS nor the Disbursing Agent shall have any obligation to make a distribution that is less than one (1) share of New PGS Ordinary Shares. Fractional shares of New PGS Ordinary Shares that are not distributed in accordance with this Section 6.10 shall be returned to Reorganized PGS and cancelled.

     6.11 EXEMPTION FROM SECURITIES LAWS.

     The issuance of the Plan Securities excluding Reserved Rights Offering Shares, pursuant to this Plan shall be exempt from any U.S. federal securities laws registration requirements to the fullest extent permitted by section 1145 of the Bankruptcy Code. Failure of the Plan Securities, excluding Reserved Rights Offering Shares, to be deemed exempt from section 1145 of the Bankruptcy Code or any other applicable U.S. federal securities laws exemption shall not be a condition to occurrence of the Effective Date of the Plan. To the extent that the Rights, the Rights Offering and/or the issuance of New PGS Ordinary Shares thereunder are not exempt from the U.S. federal securities laws registration requirements pursuant to section 1145 or any other applicable U.S. federal securities laws exemption, Reorganized PGS shall conduct the Rights Offering on a registered basis as soon as reasonably practicable after the Effective Date, and the Rights Offering Shares (exclusive of the Reserved Rights Offering Shares) shall be issued following such registration.

     6.12 SETOFFS AND RECOUPMENTS.

     The Debtor, Reorganized PGS or their designee as instructed by them, may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, setoff and/or recoup against any Allowed Claim or Allowed Existing Ordinary Share, and the distributions to be made pursuant to this Plan on account of such Allowed Claim or Allowed Existing Ordinary Share, any and all claims, rights and Causes of Action that the Debtor or Reorganized PGS or its successor may hold against the holder of such Allowed Claim or Allowed Existing Ordinary Share; provided that neither the failure to effect a setoff or recoupment nor the allowance of any Claim or Existing Ordinary Share hereunder will constitute a waiver or release by the Debtor or Reorganized PGS or its successor of any causes of action that the Debtor or Reorganized PGS or its successor may possess against such holder.

     6.13 RIGHTS AND POWERS OF DISBURSING AGENT.

          (a) Powers of the Disbursing Agent. The Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under this Plan, (ii) make all distributions contemplated hereby, (iii) employ professionals to represent it with respect to its responsibilities, and (iv) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to this Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

          (b) Expenses Incurred on or After the Effective Date. Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including, without limitation, taxes) and any reasonable compensation and expense reimbursement Claims (including, without limitation, reasonable attorney and other professional fees and expenses) made by the Disbursing Agent shall be paid in Cash by Reorganized PGS.

     6.14 REQUIRED REGULATORY APPROVALS.

     Notwithstanding anything herein to the contrary, if any holder of a Claim or Equity Interest is required to obtain regulatory approvals to consummate the transactions contemplated hereby and such holder has not obtained the required regulatory approvals prior to or on the Effective Date, Reorganized PGS or its designee shall be entitled, at its option, to withhold such holder's distributions in respect of the holder's Claims or Equity Interests until the required regulatory approvals have been obtained by such holder.

     6.15 WITHHOLDING AND REPORTING REQUIREMENTS. In connection with this Plan and all distributions thereunder, Reorganized PGS shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. Reorganized PGS shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements. Notwithstanding any other provision of this Plan, (i) each holder of an Allowed Claim or Allowed Existing Ordinary Share that is to receive a distribution under this Plan, shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations on account of such distribution, and (ii) no distributions shall be required to be made to or on behalf of such holder pursuant to this Plan unless and until such holder has made arrangements satisfactory to Reorganized PGS for the payment and satisfaction of such tax obligations or has, to Reorganized PGS's satisfaction, established an exemption therefrom.

     6.16 EXECUTION OF NEW TERM LOAN AGREEMENT. Each holder of an Allowed Bank Claim and/or Allowed Bondholder Claim electing to participate in the Package A Distribution shall be required to execute the New Term Loan Agreement before it shall be entitled to receive or participate in any distributions under this Plan. Reorganized PGS shall, as duly authorized agent for and on behalf of any holder of an Allowed Bank Claim or an Allowed Bondholder Claim who has elected to receive a Package A Distribution that refuses or fails to execute the New Term Loan Agreement on or before the Effective Date, execute the New Term Loan Agreement on the Effective Date on such holder's behalf. In the event that Reorganized PGS executes the New Term Loan Agreement on behalf of a holder of an Allowed Bank Claim or an Allowed Bondholder Claim in accordance with this
Section 6.16, such holder shall be required to take all actions as may be reasonably required of it to ratify such execution.

     6.17 HART-SCOTT RODINO ANTITRUST IMPROVEMENTS ACT. Any New PGS Ordinary Shares to be distributed under the Plan to an entity required to file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not be distributed until the notification and waiting periods applicable under such Act to such entity shall have expired or been terminated. In the event any applicable notification and waiting periods do not expire without objection, Reorganized PGS or its agent shall, in its sole discretion, be entitled to sell such entities' Pro Rata Share of the New PGS Ordinary Shares that were to be distributed under the Plan to such entity, and thereafter shall distribute the proceeds of the sale to such entity.

     SECTION 7. PROCEDURES FOR RESOLVING CLAIMS

     7.1 OBJECTIONS TO CLAIMS.

     Other than with respect to Fee Claims, only Reorganized PGS shall be entitled to object to Claims. Any objections to Claims (other than Fee Claims), which Claims have been filed on or before the Confirmation Date, shall be served and filed on or before the later of: (a) one hundred twenty (120) days after the Effective Date; or (b) such other date as may be fixed by the Bankruptcy Court, whether fixed before or after the date specified in clause (a) hereof. Any Claims filed after the Confirmation Date shall be deemed disallowed and expunged in their entirety without any action being required on the part of the Debtor or Reorganized PGS, unless the Person or entity filing a Claim has received prior Bankruptcy Court authority to file such Claim after the Confirmation Date. Notwithstanding any authority to the contrary, an objection to a Claim shall be deemed properly served on the claimant if the Debtor or Reorganized PGS effects service in any of the following manners: (a) in accordance with Federal Rule of Civil Procedure 4, as modified and made applicable by Bankruptcy Rule 7004; (b) to the extent counsel for a claimant is unknown, by first class mail, postage prepaid, on the signatory on the proof of claim as well as all other representatives identified in the proof of claim or any attachment thereto; or
(c) by first class mail, postage prepaid, on any counsel that has appeared on the claimant's behalf in the Reorganization Case (so long as such appearance has not been subsequently withdrawn). From and after the Effective Date, Reorganized PGS may settle or compromise any Disputed Claim without approval of the Bankruptcy Court.

     7.2 PAYMENTS AND DISTRIBUTIONS WITH RESPECT TO DISPUTED CLAIMS.

     Notwithstanding any other provision hereof, except as otherwise agreed by Reorganized PGS in its sole discretion, if any portion of a Claim (other than a Fee Claim) is a Disputed Claim, no payment or distribution (partial or otherwise) provided hereunder shall be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim.

     7.3 DISTRIBUTIONS AFTER ALLOWANCE.

     After such time as a Disputed Claim becomes, in whole or in part, an Allowed Claim, the Disbursing Agent shall distribute to the holder thereof the distributions, if any, to which such holder is then entitled under this Plan in accordance with the provisions hereof.

     7.4 ESTIMATION OF CLAIMS.

     The Debtor or Reorganized PGS may request that the Bankruptcy Court estimate any Claim pursuant to section 502(c) of the Bankruptcy Code for purposes of determining the allowed amount of such Claim regardless of whether the Debtor or Reorganized PGS has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim for purposes of determining the allowed amount of such Claim at any time. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtor or Reorganized Debtor may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. Claims may be estimated and subsequently compromised, settled, resolved or withdrawn by any mechanism approved by the Bankruptcy Court.

     SECTION 8. EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     8.1 GENERAL TREATMENT.


     Subject to the occurrence of the Effective Date, all executory contracts and unexpired leases to which the Debtor is a party are hereby assumed, except for any executory contracts or unexpired leases that (i) have been assumed or rejected pursuant to a Final Order of the Bankruptcy Court, (ii) are designated specifically or by category as a contract or lease to be rejected on the Schedule of Rejected Contracts and Leases, if any, or (iii) are the subject of a separate motion to assume or reject filed under section 365 of the Bankruptcy Code by the Debtor filed prior to the Effective Date. Subject to the occurrence of the Effective Date, entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Each executory contract and unexpired lease assumed pursuant to this Section 8 shall revest in and be fully enforceable by Reorganized PGS in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.

     8.2 CLAIMS BASED ON REJECTION OF EXECUTORY CONTRACTS OR UNEXPIRED LEASES.

     All Claims arising from the rejection of executory contracts or unexpired leases, if any, will be treated as General Unsecured Claims subject to the provisions of Section 4 hereof, subject to any limitation on allowance of such Claims under section 502(b) of the Bankruptcy Code or otherwise. Except as otherwise ordered by the Bankruptcy Court, in the event that the rejection of an executory contract or unexpired lease by the Debtor pursuant to this Plan results in damages to the other party or parties to such contract or lease, a Claim for such damages shall be forever barred and shall not be enforceable against the Debtor or Reorganized PGS, or their respective properties or interests in property as agents, successors, or assigns, unless a proof of claim has been filed with the Bankruptcy Court and served upon counsel for the Debtor on or before the date, and in the form and manner set forth in the order authorizing the rejection. Any Allowed Claim resulting from the rejection of an executory contract or unexpired lease shall be classified and treated as a General Unsecured Claim under this Plan, subject to any limitation on allowances or such claim under the Bankruptcy Code or otherwise.

     8.3 CURE OF DEFAULTS FOR ASSUMED EXECUTORY CONTRACTS AND UNEXPIRED LEASES.

     Except to the extent that different treatment has been agreed to by the non-debtor party or parties to any executory contract or unexpired lease to be assumed pursuant to Section 8.1 of the Plan, any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. In the event of a dispute regarding: (i) the amount of any cure payments, (ii) the ability of Reorganized PGS or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.

     8.4 INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES.

     The obligation of the Debtor to indemnify any Person or entity serving at any time on or prior to the Effective Date as one of its directors, officers or employees by reason of such Person's or entity's service in such capacity, or as a director, officer or employee of any other corporation or legal entity, to the extent provided in the Debtor's constituent documents or by a written agreement with the Debtor or in accordance with Norwegian law shall be deemed and treated as executory contracts that are assumed by the Debtor pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations shall be treated as General Unsecured Claims, and shall survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

     8.5 COMPENSATION AND BENEFIT PROGRAMS

     Except as otherwise expressly provided hereunder, all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtor applicable to its employees, retirees and non-employee directors including, without limitation, all savings plans, retirement plans, healthcare plans, disability plans, severance benefit plans, incentive plans, and life, accidental death and dismemberment insurance plans are treated as executory contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code.

     SECTION 9. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE
PLAN

     9.1 CONDITIONS PRECEDENT TO CONFIRMATION.

          (a) Confirmation of this Plan is subject to entry of the Confirmation Order in form and substance satisfactory to the Debtor and reasonably satisfactory to the Creditors' Committee.

     9.2 CONDITIONS PRECEDENT TO THE EFFECTIVE DATE.

     The occurrence of the Effective Date is subject to:

          (a) (i) the Confirmation Order having been entered in form and substance satisfactory to the Debtor and reasonably satisfactory to the Creditors' Committee, and (ii) ten (10) days shall have passed since the entry of the Confirmation Order, and the Confirmation Order shall not have been stayed, reversed, or modified without the consent of the Debtor or be subject to an effective stay or injunction;

          (b) the Plan Documents to be entered into (rather than assumed) by Reorganized PGS being executed and delivered, and any conditions (other than the occurrence of the Effective Date or certification by the Debtor that the Effective Date has occurred) contained therein having been satisfied or waived in accordance therewith;

          (c) the Debtor obtaining all authorizations, consents and regulatory approvals, if any, required to be obtained, and filing all notices and reports, if any, required to be filed, by the Debtor in connection with this Plan's effectiveness, except for any filings with the Norwegian Register of Business Enterprises that relate to the delivery of the Distributions set forth in
Section 6.6;

          (d) Reorganized PGS having procured an exit working capital facility in an amount not less than $70 million; and

          (e) approval of the Plan and other matters incident to implementation and consummation of the Plan, the Amended Articles of Association and any other action incident thereto by the holders of the Existing Ordinary Shares at the Extraordinary General Meeting in accordance with Norwegian law.

     9.3 WAIVER OF CONDITIONS PRECEDENT.

          (a) The Debtor, with the prior consent of the Creditors' Committee (except with respect to Section 9.2(d)), which consent shall not be unreasonably withheld, shall have the right to waive any of the conditions precedent set forth in Section 9.2 of this Plan at any time without leave of or notice to the Bankruptcy Court and without any formal action other than proceeding with consummation of this Plan. Further, the stay of the Confirmation Order, pursuant to Bankruptcy Rule 3020(e), shall be deemed waived by entry of the Confirmation Order.

          (b) If the Debtor performs such a waiver and consummation occurs, the Debtor's waiver of the condition shall benefit from the "mootness doctrine", and the act of consummation of this Plan shall foreclose any ability to challenge this Plan in court. The failure to satisfy or waive any condition may be asserted by the Debtor regardless of the circumstances that give rise to the failure of the condition to be satisfied (including, without limitation, any act, action, failure to act, or inaction by the Debtor). The failure of the Debtor to assert the non-satisfaction of any conditions will not be deemed a waiver of any other rights under this Plan, and each such right will be deemed an ongoing right that may be asserted or waived at any time or from time to time.

     9.4 EFFECT OF FAILURE OF CONDITIONS.

     If all the conditions to effectiveness and the occurrence of the Effective Date have not been satisfied or duly waived on or before the first Business Day that is more than 90 days after the Confirmation Date, or by such later date as is proposed and approved, after notice and a hearing, by the Bankruptcy Court, then upon motion by the Debtor made before the time that all of the conditions have been satisfied or duly waived, the Confirmation Order shall be vacated by the Bankruptcy Court; provided, however, that notwithstanding the filing of such a motion, the Confirmation Order shall not be vacated if all of the conditions to consummation set forth in Section 9.2 of this Plan are either satisfied or duly waived before the Bankruptcy Court enters an order granting the relief requested in such motion. If the Confirmation Order is vacated pursuant to this
Section 9.4, this Plan shall be null and void in all respects, and nothing contained in this Plan shall (a) constitute a waiver or release of any Claims against or Equity Interests in the Debtor; (b) prejudice in any manner the rights of the holder of any Claim or Equity Interest in the Debtor; or (c) constitute an admission, acknowledgment, offer or undertaking by the Debtor or any other entity with respect to any matter set forth in the Plan.

     SECTION 10. EFFECT OF CONFIRMATION

     10.1 BINDING EFFECT.

     This Plan shall be binding and inure to the benefit of the Debtor, all present and former holders of Claims and Equity Interests, and their respective assigns, including but not limited to, Reorganized PGS.

     10.2 VESTING OF ASSETS.

     On the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property of the Estate shall vest in Reorganized PGS, free and clear of all Claims, liens, encumbrances, charges, and other interests, except as provided herein or in the Confirmation Order. Reorganized PGS, may operate its businesses and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules and in all respects as if there were no pending case under any chapter or provision of the Bankruptcy Code, except as provided herein.

     10.3 DISCHARGE OF CLAIMS AND EQUITY INTERESTS AND OF THE DEBTOR.

     Upon the Effective Date and in consideration of the distributions to be made hereunder, except as otherwise provided herein or in the Confirmation Order, each holder (as well as any trustees and agents on behalf of each holder) of a Claim or Equity Interest and any affiliate of such holder shall be deemed to have forever waived, released, and discharged the Debtor, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Equity Interests, rights, and liabilities that arose prior to the Effective Date. Except as otherwise provided herein, upon the Effective Date, all such holders of Claims and Equity Interests and their affiliates shall be forever precluded and enjoined, pursuant to sections 105, 524, 1141 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim against or terminated Equity Interest in the Debtor or Reorganized PGS.

     10.4 TERM OF PRE-CONFIRMATION INJUNCTIONS OR STAYS.

     Unless otherwise provided herein, all injunctions or stays arising prior to the Confirmation Date in accordance with sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

     10.5 INJUNCTION AGAINST INTERFERENCE WITH PLAN.

     Upon the entry of the Confirmation Order, all holders of Claims and Equity Interests and other parties in interest, along with their respective present or former affiliates, employees, agents, officers, directors, or principals, shall be enjoined from taking any actions to interfere with the implementation or consummation of this Plan.

     10.6 INJUNCTION.

          (a) Except as otherwise provided in this Plan or the Confirmation Order, as of the Confirmation Date, but subject to the occurrence of the Effective Date, all Persons who have held, hold or may hold Claims against or Equity Interests in the Debtor or the Estate are, with respect to any such Claims, or Equity Interests, permanently enjoined after the Confirmation Date from: (a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against or affecting the Debtor, the Estate or Reorganized PGS or any of their property, or any direct or indirect transferee of any property of, or direct or indirect successor in interest to, any of the foregoing Persons or any property of any such transferee or successor; (b) enforcing, levying, attaching (including, without limitation, any pre-judgment attachment), collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order against the Debtor, the Estate or the Reorganized PGS or any of their property, or any direct or indirect transferee of any property of, or direct or indirect successor in interest to, any of the foregoing Persons, or any property of any such transferee or successor; (c) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against the Debtor, the Estate or Reorganized PGS or any of their property, or any direct or indirect transferee of any property of, or successor in interest to, any of the foregoing Persons;
(d) acting or proceeding in any manner,
in any place whatsoever, that does not conform to or comply with the provisions of this Plan to the full extent permitted by applicable law and (e) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of this Plan; provided, however, that nothing contained herein shall preclude such persons from exercising their rights pursuant to and consistent with the terms of this Plan.

          (b) By accepting distributions pursuant to this Plan, each holder of an Allowed Claim or Equity Interest will be deemed to have specifically consented to the Injunctions set forth in this Section.

     10.7 RELEASES.

          (a) RELEASES BY THE DEBTOR. EXCEPT AS OTHERWISE PROVIDED IN THIS PLAN OR THE CONFIRMATION ORDER, AS OF THE EFFECTIVE DATE, THE DEBTOR AND REORGANIZED PGS, IN THEIR INDIVIDUAL CAPACITIES AND AS DEBTOR IN POSSESSION, SHALL BE DEEMED TO FOREVER RELEASE, WAIVE AND DISCHARGE ALL CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION AND LIABILITIES (OTHER THAN THE RIGHTS OF THE DEBTOR OR REORGANIZED PGS TO ENFORCE THIS PLAN AND THE CONTRACTS, INSTRUMENTS, RELEASES, INDENTURES AND OTHER AGREEMENTS OR DOCUMENTS DELIVERED THEREUNDER) WHETHER LIQUIDATED OR UNLIQUIDATED, FIXED OR CONTINGENT, MATURED OR UNMATURED, KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, THEN EXISTING OR THEREAFTER ARISING, IN LAW, EQUITY OR OTHERWISE THAT ARE BASED IN WHOLE OR IN PART ON ANY ACT, OMISSION, TRANSACTION, EVENT OR OTHER OCCURRENCE TAKING PLACE ON OR PRIOR TO THE EFFECTIVE DATE IN ANY WAY RELATING TO THE DEBTOR, REORGANIZED PGS, THE PARTIES RELEASED PURSUANT TO THIS SECTION 10.7, THE REORGANIZATION CASE, THIS PLAN OR THE DISCLOSURE STATEMENT, AND THAT COULD HAVE BEEN ASSERTED BY OR ON BEHALF OF THE DEBTOR OR ITS ESTATE OR REORGANIZED PGS, WHETHER DIRECTLY, INDIRECTLY, DERIVATIVELY OR IN ANY REPRESENTATIVE OR ANY OTHER CAPACITY, AGAINST (A) THE CURRENT AND FORMER DIRECTORS, OFFICERS AND EMPLOYEES OF THE DEBTOR (OTHER THAN FOR MONEY BORROWED FROM OR OWED TO THE DEBTOR OR ITS SUBSIDIARIES BY ANY SUCH DIRECTORS, OFFICERS OR EMPLOYEES AS SET FORTH IN THE DEBTOR'S BOOKS AND RECORDS) AND THE DEBTOR'S AGENT, AND PROFESSIONALS, AND THE RESPECTIVE AFFILIATES AND CURRENT AND FORMER OFFICERS, PARTNERS, DIRECTORS, EMPLOYEES, AGENTS, MEMBERS, SHAREHOLDERS, ADVISORS (INCLUDING ANY ATTORNEYS, FINANCIAL ADVISORS, INVESTMENT BANKERS, UBS LIMITED, UBS SECURITIES LLC AND OTHER PROFESSIONALS RETAINED BY SUCH PERSONS); AND (B) THE EXISTING INDENTURE TRUSTEES, THE CREDITORS' COMMITTEE, THE AD HOC COMMITTEE (AS DEFINED IN THE PLAN SUPPORT AGREEMENT), THE MEMBERS OF THE RESTRICTED COMMITTEE OF BONDHOLDERS AND THE MEMBERS OF THE STEERING COMMITTEE OF BANKS, AND THE RESPECTIVE AFFILIATES AND CURRENT AND FORMER OFFICERS, PARTNERS, DIRECTORS, EMPLOYEES, AGENTS, MEMBERS, SHAREHOLDERS, ADVISORS (INCLUDING ANY ATTORNEYS, FINANCIAL ADVISORS, INVESTMENT BANKERS AND OTHER PROFESSIONALS RETAINED BY SUCH PERSONS), AND PROFESSIONALS OF THE FOREGOING.

          (b) RELEASES BY HOLDERS OF CLAIMS AND EQUITY INTERESTS. EXCEPT AS OTHERWISE PROVIDED IN THIS PLAN OR THE CONFIRMATION ORDER, ON THE EFFECTIVE DATE, (I) EACH HOLDER OF A CLAIM OR EQUITY INTEREST THAT VOTED TO ACCEPT THE PLAN AND (II) TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW, AS SUCH LAW MAY BE EXTENDED OR INTERPRETED SUBSEQUENT TO THE EFFECTIVE DATE, ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS, IN CONSIDERATION FOR THE OBLIGATIONS OF THE DEBTOR AND REORGANIZED PGS UNDER THIS PLAN, THE NEW TERM LOAN AGREEMENT, THE NEW SERIES A EXISTING NOTES, THE NEW SENIOR B NOTES, THE RIGHTS, AND THE

NEW PGS ORDINARY SHARES AND OTHER CONTRACTS, INSTRUMENTS, RELEASES, AGREEMENTS OR DOCUMENTS EXECUTED AND DELIVERED IN CONNECTION WITH THIS PLAN, AND EACH ENTITY (OTHER THAN THE DEBTOR) THAT HAS HELD, HOLDS OR MAY HOLD A CLAIM OR EQUITY INTEREST, AS APPLICABLE, WILL BE DEEMED TO HAVE CONSENTED TO THIS PLAN FOR ALL PURPOSES (INCLUDING FOR PURPOSES OF SECTION 283(A), FIRST PARAGRAPH, ITEM (2) OF THE CRIMINAL ACT (STRAFFELOVEN) OF MAY 23, 1902 OF THE KINGDOM OF NORWAY) AND THE RESTRUCTURING EMBODIED HEREIN AND DEEMED TO FOREVER RELEASE, WAIVE AND DISCHARGE ALL CLAIMS, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES (OTHER THAN THE RIGHT TO ENFORCE THE OBLIGATIONS OF ANY PARTY UNDER THIS PLAN AND THE CONTRACTS, INSTRUMENTS, RELEASES, AGREEMENTS AND DOCUMENTS DELIVERED UNDER OR IN CONNECTION WITH THIS PLAN), INCLUDING, WITHOUT LIMITATION, ANY CLAIMS FOR ANY SUCH LOSS SUCH HOLDER MAY SUFFER, HAVE SUFFERED OR BE ALLEGED TO SUFFER (WHETHER UNDER THE PUBLIC LIMITED COMPANIES ACT OF 1997 OF THE KINGDOM OF NORWAY OR OTHERWISE) AS A RESULT OF PGS COMMENCING THE REORGANIZATION CASE WITHOUT MAKING AN EQUIVALENT FILING UNDER NORWEGIAN LAW OR AS A RESULT OF THIS PLAN BEING CONSUMMATED, WHETHER LIQUIDATED OR UNLIQUIDATED, FIXED OR CONTINGENT, MATURED OR UNMATURED, KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, THEN EXISTING OR THEREAFTER ARISING, IN LAW, EQUITY OR OTHERWISE THAT ARE BASED IN WHOLE OR IN PART ON ANY ACT OR OMISSION, TRANSACTION, EVENT OR OTHER OCCURRENCE TAKING PLACE ON OR PRIOR TO THE EFFECTIVE DATE IN ANY WAY RELATING TO THE DEBTOR, THE REORGANIZATION CASE, THIS PLAN OR THE DISCLOSURE STATEMENT AGAINST (I) THE CURRENT AND FORMER DIRECTORS, OFFICERS AND EMPLOYEES OF THE DEBTOR AND SUCH PROFESSIONALS' AFFILIATES AND CURRENT AND FORMER OFFICERS, PARTNERS, DIRECTORS, EMPLOYEES, AGENTS, MEMBERS, SHAREHOLDERS, ADVISORS (INCLUDING ANY ATTORNEYS, FINANCIAL ADVISORS, INVESTMENT BANKERS, UBS LIMITED, UBS SECURITIES LLC AND OTHER PROFESSIONALS RETAINED BY SUCH PERSONS); AND (II) THE EXISTING INDENTURE TRUSTEES, THE CREDITORS' COMMITTEE, THE AD HOC COMMITTEE (AS DEFINED IN THE PLAN SUPPORT AGREEMENT), THE MEMBERS OF THE RESTRICTED COMMITTEE OF BONDHOLDERS AND THE MEMBERS OF THE STEERING COMMITTEE OF BANKS, AND THE RESPECTIVE AFFILIATES AND CURRENT AND FORMER OFFICERS, PARTNERS, DIRECTORS, EMPLOYEES, AGENTS, MEMBERS, SHAREHOLDERS, ADVISORS (INCLUDING ANY ATTORNEYS, FINANCIAL ADVISORS, INVESTMENT BANKERS AND OTHER PROFESSIONALS RETAINED BY SUCH PERSONS), AND PROFESSIONALS OF THE FOREGOING.

          (c) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, EXCEPT TO THE EXTENT PERMISSIBLE UNDER APPLICABLE LAW, AS SUCH LAW MAY BE EXTENDED OR INTERPRETED SUBSEQUENT TO THE EFFECTIVE DATE, THE RELEASES PROVIDED FOR IN THIS
SECTION 10.7 OF THE PLAN SHALL NOT RELEASE ANY NON-DEBTOR ENTITY FROM ANY LIABILITY ARISING UNDER (X) THE INTERNAL REVENUE CODE OR ANY STATE, CITY OR MUNICIPAL TAX CODE, (Y) THE ENVIRONMENTAL LAWS OF THE UNITED STATES OR ANY STATE, CITY OR MUNICIPALITY, OR (Z) ANY CRIMINAL LAWS OF THE UNITED STATES OR ANY STATE, CITY OR MUNICIPALITY.


     10.8 EXCULPATION AND LIMITATION OF LIABILITY. NONE OF THE DEBTOR, REORGANIZED PGS, THE DISBURSING AGENT, THE EXISTING INDENTURE TRUSTEES, THE CREDITORS' COMMITTEE, THE AD HOC COMMITTEE (AS DEFINED IN THE PLAN SUPPORT AGREEMENT), THE MEMBERS OF THE RESTRICTED COMMITTEE OF BONDHOLDERS AND THE MEMBERS OF THE STEERING COMMITTEE OF BANKS, NOR ANY OF THEIR RESPECTIVE CURRENT OR FORMER MEMBERS, PARTNERS, OFFICERS, DIRECTORS, EMPLOYEES, AND AFFILIATES, NOR ANY AGENTS AND ADVISORS OF ANY OF THE FOREGOING (INCLUDING ANY ATTORNEYS, FINANCIAL ADVISORS, INVESTMENT BANKERS AND OTHER PROFESSIONALS RETAINED BY SUCH PERSONS), SHALL HAVE OR INCUR ANY LIABILITY TO ANY HOLDER OF ANY CLAIM OR EQUITY INTEREST FOR ANY ACT OR OMISSION IN CONNECTION WITH, OR ARISING OUT OF THE DEBTOR'S RESTRUCTURING, INCLUDING WITHOUT

LIMITATION THE NEGOTIATION AND EXECUTION OF THIS PLAN, THE PLAN SUPPORT AGREEMENT, THE REORGANIZATION CASE, THE DISCLOSURE STATEMENT, THE SOLICITATION OF VOTES FOR AND THE PURSUIT OF THIS PLAN, THE CONSUMMATION OF THIS PLAN, OR THE ADMINISTRATION OF THIS PLAN OR THE PROPERTY TO BE DISTRIBUTED UNDER THIS PLAN, INCLUDING, WITHOUT LIMITATION, ALL DOCUMENTS ANCILLARY THERETO, ALL DECISIONS, ACTIONS, INACTIONS AND ALLEGED NEGLIGENCE OR MISCONDUCT RELATING THERETO AND ALL PREPETITION ACTIVITIES LEADING TO THE PROMULGATION AND CONFIRMATION OF THIS PLAN EXCEPT WILLFUL MISCONDUCT OR GROSS NEGLIGENCE AS DETERMINED BY A FINAL ORDER OF THE BANKRUPTCY COURT. THE FOREGOING PARTIES SHALL BE ENTITLED TO RELY UPON THE ADVICE OF COUNSEL WITH RESPECT TO THEIR DUTIES AND RESPONSIBILITIES UNDER THIS PLAN.



     10.9 INJUNCTION RELATED TO RELEASES AND EXCULPATION. THE CONFIRMATION ORDER SHALL PERMANENTLY ENJOIN THE COMMENCEMENT OR PROSECUTION BY ANY PERSON OR ENTITY, WHETHER DIRECTLY, DERIVATIVELY OR OTHERWISE, OF ANY CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES RELEASED PURSUANT TO THIS PLAN, INCLUDING BUT NOT LIMITED TO THE CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES RELEASED IN SECTIONS 10.7 AND 10.8 OF THIS PLAN.

     10.10 TERMINATION OF SUBORDINATION RIGHTS AND SETTLEMENT OF RELATED CLAIMS.

          (a) Except as provided herein, the classification and manner of satisfying all Claims and Equity Interests and the respective distributions and treatments under the Plan take into account or conform to the relative priority and rights of the Claims and Equity Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan. The Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Persons and Entities from enforcing or attempting to enforce any such contractual, legal and equitable rights satisfied, compromised and settled pursuant to this Section 10.

          (b) Pursuant to Bankruptcy Rule 9019 and in consideration of the distributions and other benefits provided under this Plan, the provisions of this Plan will constitute a good faith compromise and settlement of all claims or controversies relating to the subordination rights that a holder of a Claim of Equity Interest may have or any distribution to be made pursuant to this Plan on account of such Claim or Equity Interest. Entry of the Confirmation Order will constitute the Bankruptcy Court's approval, as of the Effective Date, of the compromise or settlement of all such claims or controversies and the Bankruptcy Court's finding that such compromise or settlement is in the best interests of the Debtor, Reorganized PGS, their respective properties, and Holders of Claims and Equity Interests, and is fair, equitable and reasonable.

     10.11 RETENTION OF CAUSES OF ACTION/RESERVATION OF RIGHTS.

          (a) Subject to Section 12.18 hereof, nothing contained in this Plan or the Confirmation Order shall be deemed to be a waiver or the relinquishment of any rights,

Claims or Causes of Action that the Debtor may have or which Reorganized PGS may choose to assert on behalf of the Estate or itself in accordance with any provision of the Bankruptcy Code or any applicable nonbankruptcy law, including, without limitation, (i) any and all Claims against any Person, to the extent such Person asserts a crossclaim, counterclaim, and/or Claim for setoff which seeks affirmative relief against the Debtor, Reorganized PGS, or any of its officers, directors, or representatives; (ii) the turnover of any property of the Estate; and/or (iii) Claims against other third parties.

          (b) Nothing contained in this Plan or the Confirmation Order shall be deemed to be a waiver or relinquishment of any Claim, Cause of Action, right of setoff, or other legal or equitable defense that the Debtor had immediately prior to the Commencement Date, against or with respect to any Claim left unimpaired by this Plan as set forth in Section 4 of this Plan. Reorganized PGS, shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff, or other legal or equitable defenses which the Debtor had immediately prior to the Commencement Date as fully as if the Reorganization Case had not been commenced, and all of Reorganized PGS's legal and/or equitable rights respecting any Claim left unimpaired by this Plan may be asserted after the Confirmation Date to the same extent as if the Reorganization Case had not been commenced.

     SECTION 11. RETENTION OF JURISDICTION

     On and after the Effective Date, the Bankruptcy Court shall retain jurisdiction, pursuant to 28 U.S.C. ss.ss. 1334 and 157, over all matters arising in, arising under, or related to the Reorganization Case for, among other things, the following purposes:

          (a) To hear and determine applications for the assumption or rejection of executory contracts or unexpired leases and the allowance of Claims resulting therefrom.

          (b) To determine any motion, adversary proceeding, application, contested matter, and other litigated matter pending on or commenced after the Confirmation Date.

          (c) To ensure that distributions to holders of Allowed Claims or Allowed Existing Ordinary Shares are accomplished as provided herein.

          (d) To consider Claims or the allowance, classification, priority, compromise, estimation, or payment of any Claim, Administrative Expense Claim, or Equity Interest.

          (e) To enter, implement, or enforce such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified, or vacated.

          (f) To issue injunctions, enter and implement other orders, and take such other actions as may be necessary or appropriate to restrain interference by any Person with the consummation, implementation, or enforcement of this Plan, the Confirmation Order, or any other order of the Bankruptcy Court.

          (g) To hear and determine any application to modify this Plan in accordance with section 1127 of the Bankruptcy Code, to remedy any defect or omission or reconcile any inconsistency in this Plan, the Disclosure Statement, or any order of the Bankruptcy Court, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof.

          (h) To hear and determine all Fee Claims.

          (i) Resolve disputes concerning any reserves with respect to Disputed Claims, Disputed Equity Interests or the administration thereof.

          (j) To hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of this Plan, the Confirmation Order, any transactions or payments contemplated hereby, or any agreement, instrument, or other document governing or relating to any of the foregoing.

          (k) To take any action and issue such orders as may be necessary to construe, enforce, implement, execute, and consummate this Plan, including any release or injunction provisions set forth herein, or to maintain the integrity of this Plan following consummation.

          (l) To determine such other matters and for such other purposes as may be provided in the Confirmation Order.

          (m) To hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code.

          (n) To hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code and title 28 of the United States Code.

          (o) Resolve any disputes concerning whether a Person or entity had sufficient notice of the chapter 11 case, the hearing on the approval of the Disclosure Statement as containing adequate information, the hearing on the confirmation of this Plan for the purpose of determining whether a Claim or Interest is discharged hereunder or for any other purpose;

          (p) To enter a final decree closing the Reorganization Case.

          (q) To recover all Assets of the Debtor and property of the Estate, wherever located.

          (r) To resolve any disputes arising under the Underwriting Agreement, including, but not limited to any such disputes relating to the "Material Adverse Change" and the "Major Event" provisions set forth therein.

     SECTION 12. MISCELLANEOUS PROVISIONS

     12.1 EXEMPTION FROM CERTAIN TRANSFER TAXES.

     To the fullest extent permitted by applicable law, any transfer or encumbrance of assets or any portion(s) of assets pursuant to, or in furtherance of, or in connection with this Plan shall constitute a "transfer under a plan" within the purview of section 1146(c) of the Bankruptcy Code and shall not be subject to transfer, stamp or similar taxes. The application of this Section
12.1 includes, but is not limited to, transactions involving a change in the corporate structure of the Debtor and Reorganized PGS, consummated on or subsequent to the Effective Date.

     12.2 ALLOCATION OF CONSIDERATION.

     The aggregate consideration to be distributed to the holders of Allowed Claims in each Class under this Plan shall be treated as first satisfying an amount equal to the stated principal amount of the Allowed Claim for such holders and any remaining consideration as satisfying accrued, but unpaid, interest, if any.

     12.3 RETIREE BENEFITS.

     On and after the Effective Date, pursuant to section 1129(a)(13) of the Bankruptcy Code, Reorganized PGS shall continue to pay all retiree benefits (within the meaning of section 1114 of the Bankruptcy Code), if any, at the level established in accordance with section 1114 of the Bankruptcy Code, at any time prior to the Confirmation Date, for the duration of the period for which the Debtor had obligated itself to provide such benefits. Nothing herein shall restrict the Reorganized PGS's right to modify the terms and conditions of the retiree benefits, if any, as otherwise permitted pursuant to the terms of the applicable plans or non-bankruptcy law.

     12.4 DISSOLUTION OF COMMITTEE.

     The Creditors' Committee shall dissolve on the Effective Date and all members, employees or agents thereof shall be released and discharged from all rights and duties arising from, or related to, the chapter 11 case.

     12.5 TERMINATION OF PROFESSIONALS.

     On the Effective Date, the engagement of each professional retained by any Committee and the Debtor shall be terminated without further order of the Bankruptcy Court or act of the parties. Without limiting the foregoing, counsel of record for the Debtor in the actions or proceedings in the Reorganization Case shall be substituted for by counsel hired by Reorganized PGS.

     12.6 SUBSTANTIAL CONSUMMATION.

     On the Effective Date, this Plan shall be deemed to be substantially consummated pursuant to section 1101 of the Bankruptcy Code.

     12.7 AMENDMENTS.

          (a) Plan Modifications. This Plan may be amended, modified, or supplemented by the Debtor, subject to the consent of the Creditors' Committee, which consent shall not be unreasonably withheld, in the manner provided for by section 1127 of the Bankruptcy Code or as otherwise permitted by law without additional disclosure pursuant to section 1125 of the Bankruptcy Code, except as the Bankruptcy Court may otherwise direct. In addition, after the Confirmation Date, so long as such action does not materially and adversely affect the treatment of holders of Claims or Equity Interests pursuant to this Plan, the Debtor, may institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in this Plan, the Plan Documents and/or the Confirmation Order, with respect to such matters as may be necessary to carry out the purposes and effects of this Plan.

          (b) Other Amendments. Prior to the Effective Date, and with the consent of the Creditors' Committee, which consent shall not unreasonably withheld, the Debtor may make appropriate technical adjustments and modifications to this Plan without further order or approval of the Bankruptcy Court, provided, that, such technical adjustments and modifications do not adversely affect in a material way the treatment of holders of Claims or Equity Interests.

     12.8 REVOCATION OR WITHDRAWAL OF THIS PLAN.

     The Debtor reserves the right to revoke or withdraw this Plan, with the consent of the Creditors' Committee (which consent shall not unreasonably withheld), prior to the Effective Date. If the Debtor takes such action, this Plan shall be deemed null and void.

     12.9 CRAMDOWN.

     In the event a Class votes against this Plan, and this Plan is not withdrawn as provided above, the Debtor reserves the right to effect a "cram down" of this Plan pursuant to section 1129(b) of the Bankruptcy Code. To the extent any Class is deemed to reject this Plan by virtue of the treatment provided to such Class, this Plan shall be "crammed down" on the claimants within such Class pursuant to section 1129(b) of the Bankruptcy Code.

     12.10 CONFIRMATION ORDER.

     The Confirmation Order shall, and is hereby deemed to, ratify all transactions effected by the Debtor during the period commencing on the Commencement Date and ending on the Confirmation Date except for any acts constituting willful misconduct, gross negligence, recklessness or fraud.

     12.11 SEVERABILITY.

     If, prior to the entry of the Confirmation Order, any term or provision of this Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtor, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of this Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of this Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

     12.12 GOVERNING LAW.

     Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent a Plan Document provides otherwise, the rights, duties, and obligations arising under this Plan and the Plan Documents (other than the Amended Articles of Association) shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

     12.13 SECTION 1125(E) OF THE BANKRUPTCY CODE.

     The Debtor has, and upon confirmation of this Plan shall be deemed to have, solicited acceptances of this Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, and the Debtor (and its affiliates, agents, directors, officers, employees, advisors, and attorneys) have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer, issuance, sale, and purchase of the securities offered and sold under this Plan, and therefore are not, and on account of such offer, issuance, sale, solicitation, and/or purchase will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of this Plan or offer, issuance, sale, or purchase of the securities offered and sold under this Plan.

     12.14 TIME.

     In computing any period of time prescribed or allowed by this Plan, unless otherwise set forth herein or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

     12.15 NOTICES.

     All notices, requests, and demands to or upon the Debtor or Reorganized PGS to be effective shall be in writing (including by facsimile transmission) and, unless otherwise provided herein, shall be deemed to have been duly given or made only when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

                 Petroleum Geo-Services, ASA
                 Strandveien 4
                 N-1366 Lysaker, Norway
                 Attn:  Stale Gjengset, General Counsel
                 Telephone:  011 47 67 52 64 00
                 Telecopier:  011 47 67 53 68 83

                          -and-

                 Willkie Farr & Gallagher
                 787 Seventh Avenue
                 New York, New York  10019-6099
                 Attn:    Matthew A. Feldman, Esq.
                          Paul V. Shalhoub, Esq.
                 Telephone:  (212) 728-8000
                 Telecopier:  (212) 728-8111

     12.16 RESERVATION OF RIGHTS.

     Except as expressly set forth herein, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of this Plan, any statement or provision contained herein, or the taking of any action by the Debtor with respect to this Plan shall be or shall be deemed to be an admission or waiver of any rights of the Debtor with respect to the Holders of Claims or Equity Interests prior to the Effective Date.

     12.17 INCONSISTENCY.

     In the event of any inconsistency among the Plan, the Disclosure Statement, the Plan Documents, any exhibit to the Plan or any other instrument or document created or executed pursuant to the Plan, the provisions of the Plan shall govern.

     12.18 AVOIDANCE AND RECOVERY ACTIONS.

     Effective as of the Effective Date, the Debtor releases and waives the right to prosecute any avoidance or recovery actions under sections 544, 547, 548, 549 and 550 of the Bankruptcy Code except for any such action which may be pending on the Effective Date as to which Reorganized PGS's rights shall not be waived and released and Reorganized Debtor shall retain and may prosecute any such actions.

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


     12.19 FILING OF ADDITIONAL DOCUMENTS.

     On or before substantial consummation of the Plan, the Debtor shall file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any such agreements or other documents relating specifically to the terms and conditions of the Plan shall be in form and substance reasonably acceptable to the Creditors' Committee.

Dated:   July 29, 2003



                             Respectfully submitted,

                             Petroleum-Geo Services, ASA
                             Debtor



                             By:/s/ Sam R. Morrow
                                -----------------------------------------------
                             Name:  Sam R. Morrow
                             Title:   Senior Vice President - Finance and
                                      Treasurer





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